Use these links to rapidly review the document

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 13, 2002)

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-99223
333-99223-01
333-99223-02

Marathon Oil Corporation

30,000,000 Shares of Common Stock

        We are offering 30,000,000 shares of our common stock.

        Our common stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange under the symbol "MRO." The last reported sale price of the common stock on the New York Stock Exchange on March 25, 2004 was $30.78 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-8 of this prospectus supplement and "Risk Factors" beginning on page 4 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$30.00	$900,000,000
Underwriting discount	$0.90	$27,000,000
Proceeds to Marathon, before expenses	$29.10	$873,000,000

        To the extent that the underwriters sell more than 30,000,000 shares of the common stock, the underwriters have the option to purchase up to an additional 4,500,000 shares of the common stock at the initial price to public less the underwriting discount, solely to cover over-allotments.

        The underwriters expect to deliver the shares in New York, New York on or about March 31, 2004.

Joint Book-Running Managers

Citigroup	Morgan Stanley

Senior Co-Managers

Banc of America Securities LLC	JPMorgan	Lehman Brothers

Junior Co-Managers
ABN AMRO Rothschild LLC	BNP PARIBAS	Deutsche Bank Securities
NatCity Investments Inc.	Petrie Parkman & Co.	Scotia Capital
SG Cowen		The Williams Capital Group, L.P.

Prospectus Supplement dated March 25, 2004.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

Prospectus Supplement

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and in the documents which we have incorporated by reference. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. You should read "Risk Factors" beginning on page S-8 of this prospectus supplement and on page 4 of the accompanying prospectus for more information about important risks that you should consider before investing in our common stock. Unless otherwise indicated, the information in this prospectus supplement does not include shares of common stock issuable upon exercise of the underwriters' over-allotment option or shares of common stock subject to outstanding options. In this prospectus supplement, we refer to Marathon, its wholly owned and majority-owned subsidiaries and its ownership interest in equity affiliates as "we," "us" or "our," unless we specifically state otherwise or the context indicates otherwise.

Overview

        Marathon is a global integrated energy company engaged in: the worldwide exploration, development, and production of oil, natural gas and natural gas liquids; domestic refining, marketing and transportation of crude oil and petroleum products, primarily through our 62% owned subsidiary, Marathon Ashland Petroleum LLC ("MAP"); and other energy-related businesses.

        We are currently conducting exploration and development activities in nine countries. Principal exploration activities are in the United States, Norway, Equatorial Guinea, Angola and Canada. Principal development activities are in the United States, the United Kingdom, Ireland, Norway, Equatorial Guinea, Gabon and Russia. Marathon is also pursuing opportunities in north and west Africa and the Middle East. In May 2003, we acquired Khanty Mansiysk Oil Corporation ("KMOC"), a private U.S.-domiciled company, which currently produces approximately 16,000 barrels per day ("bpd") of oil in the Khanty-Mansiysk region of western Siberia.

        Our total proved reserves as of December 31, 2003 were estimated at 1.042 billion barrels of oil equivalent ("BOE"). For the year ended December 31, 2003, our daily worldwide production averaged approximately 389,000 BOE per day ("BOEPD"). Natural gas represented approximately 45% of our proved reserves as of December 31, 2003 and approximately 50% of our daily production for the year ended December 31, 2003.

        The table below outlines our total proved reserves as of December 31, 2003 and average daily worldwide production for the year ended December 31, 2003.

	As of December 31, 2003 Total Proved Reserves		Year Ended December 31, 2003 Average Daily Worldwide Production
	BOE (in millions)	% of Total	BOEPD (in thousands)	% of Total
United States	483	46.4%	229	58.9%
Europe	139	13.3%	89	22.9%
West Africa	329	31.6%	38	9.8%
Other International	89	8.5%	25	6.4%
Equity Investees	2	0.2%	8	2.0%

Total	1,042	100.0%	389	100.0%

        Our refining, marketing and transportation ("RM&T") operations are conducted primarily through MAP. As of December 31, 2003, MAP owned and operated seven refineries with an aggregate refining capacity of 935,000 bpd of crude oil. The refineries are integrated through pipelines and barges to maximize operating efficiency. As of December 31, 2003, MAP owned, leased, or had an ownership interest in approximately 3,100 miles of crude oil trunk lines and approximately 3,850 miles of product trunk lines. These transportation links allow the movement of intermediate products to optimize operations and facilitate the production of high-margin products. As of December 31, 2003, MAP supplied petroleum products to approximately 3,900 Marathon-branded and Ashland-branded retail outlets located primarily in Michigan, Ohio, Indiana, Kentucky and Illinois. Retail sales of gasoline and diesel fuel are also made through MAP-operated outlets by Speedway SuperAmerica LLC ("SSA"), a wholly owned subsidiary of MAP. As of December 31, 2003, SSA had approximately 1,800 retail outlets in nine states that sold petroleum products and convenience-store merchandise and services, primarily under the brand names "Speedway" and "SuperAmerica." MAP operates a large system of pipelines and terminals, as well as a land-based and water-based transportation fleet, to provide crude oil to its refineries and refined products to its marketing areas.

        MAP also owns 50% of Pilot Travel Centers LLC, the largest operator of travel centers in the United States, with approximately 260 locations in 34 states. The travel centers offer diesel fuel, gasoline and a variety of other services, including on-premises brand name restaurants.

        In addition, we operate other businesses that market and transport their own and third-party natural gas, crude oil and products manufactured from natural gas, such as liquefied natural gas ("LNG") and methanol, primarily in the United States, Europe and west Africa. With respect to our LNG initiatives, we are planning a 3.4 million metric tonnes per year LNG facility in Equatorial Guinea, with startup currently projected for late 2007, and have signed a letter of understanding with an affiliate of BG Group plc for long-term LNG off-take. Along with three partners, we are also evaluating a gas-to-liquids ("GTL") project in Qatar, as part of the development of a portion of the sizeable North gas field. Some of these businesses, as well as other business projects under development, comprise our integrated gas strategy.

        In January 2004, we changed our business segments to fully reflect all the operations of our integrated gas strategy within a single segment. In the first quarter of 2004, we will realign our segment reporting and introduce a new business segment, Integrated Gas, and our Other Energy Related Businesses ("OERB") segment will be eliminated. This new segment will initially include our Alaska LNG operations, Equatorial Guinea methanol operations, and natural gas marketing and transportation activities, along with expenses related to the continued development of our integrated gas business. Crude oil marketing and transportation activities, previously reported in our OERB segment, will be reported in our Exploration and Production ("E&P") segment. Refined product transportation activities not included in MAP, also previously reported in our OERB segment, will be reported in our RM&T segment.

Recent Developments

        On March 18, 2004, we entered into an agreement with Ashland Inc. ("Ashland") to acquire Ashland's 38% interest in MAP in a transaction valued at approximately $2.93 billion. Following the completion of this transaction, which is expected to occur in the fourth quarter of this year, we will become the sole owner of this top-quartile U.S. refining, marketing and transportation company. As part of the transaction, we will acquire certain other complementary Ashland businesses for additional consideration of approximately $94 million. The closing of the transaction is contingent upon a number of conditions including a favorable tax ruling from the U.S. Internal Revenue Service ("IRS") as to the tax-free nature of several aspects of the transaction, Ashland shareholder approval, receipt of consents of Ashland public debt holders and the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. See "Description of the Proposed Acquisition."

Our Strategy

        Our goal is to create sustainable value growth through innovative energy solutions and advantageous partnerships. As we seek to realize our global growth objectives, our priorities are to maintain our strong financial profile, retain a substantial asset position in member countries of the Organisation for Economic Co-operation and Development ("OECD") and perform thorough project evaluations. Specifically, we intend to:

  •
  Profitably Grow Our Transformed Upstream Business. In recent years, we have strengthened our upstream portfolio by divesting non-core assets with limited growth potential, adding and strengthening new core areas that we expect to contribute to profitable growth, and re-focusing our exploration program on near-term production and a more balanced prospect portfolio. In 2003, we sold mature upstream assets for approximately $1 billion and acquired KMOC for $285 million. Through KMOC, we have established a new core area and a platform for future growth in Russia. We believe that our exploration capital allocation is generally balanced geographically. Our exploration capital is allocated approximately 40% to near-term production opportunities and approximately 60% to long-term production.

  •
  Strengthen Our Portfolio Through 100% Ownership of MAP. We plan to acquire the 38% interest in MAP that we do not already own and maintain MAP's top-quartile downstream performance and niche focus in the Midwest and the U.S. Gulf Coast. Recent MAP refinery upgrades have added gasoline production capacity and increased crude oil throughput from 935,000 bpd to 948,000 bpd. These initiatives complement MAP's marketing focus and the continued growth of businesses such as the Pilot Travel Center network. We believe the outlook for the refining and marketing business is attractive in MAP's core areas of operation, and we believe that by owning all of MAP we will increase our strategic flexibility. We expect to invest in additional growth opportunities that we believe will expand and enhance MAP's asset base and provide competitive returns at mid-cycle refining margins. Owning 100% of MAP will allow us to further leverage the access that MAP has to the Midwest markets and complement growth initiatives in our upstream and integrated gas businesses. MAP also provides us with a source of high-quality OECD cash flow, which we believe provides geographical balance and growth capital for our increasingly global upstream business.

  •
  Advance Our Integrated Gas Initiatives. We believe that global demand for natural gas will outpace demand for other energy sources, particularly as LNG and GTL make natural gas a global, rather than regional, fuel. Our strategy is to create value by linking substantial discovered, but undeveloped, natural gas resources with developed markets where natural gas production is increasingly constrained. In addition to gas from our own upstream holdings such as in Equatorial Guinea, we believe that we are one of a limited number of companies that can provide the National Oil Companies ("NOCs") and other large resource holders with access to markets to sell products. We believe that our experience in complex, international projects and our access to LNG and GTL technologies makes us an attractive partner to many of the NOCs for integrated gas projects.

  •
  Maintain Our Strong Financial Position and Commitment to Financial Discipline. We are highly focused on maintaining a strong financial profile in order to capitalize on attractive investment opportunities. Our objective is to maintain our investment-grade ratings, while enhancing our financial flexibility. Through the disposition of non-core assets and strong operating results, we reduced our cash-adjusted debt-to-total capital ratio to less than 33% at year-end 2003. Our long-term target is to maintain a cash-adjusted debt-to-total capital ratio of approximately 40%. Following our proposed acquisition of the minority interest in MAP and the related businesses, we estimate that our cash-adjusted debt-to-capital ratio will be within this target. In addition, we have implemented organizational and business process changes in order to increase efficiency, profitability and shareholder value, with projected annual pretax savings of more than $135 million, including approximately $70 million from MAP. Through further cost efficiencies and business process improvements, we will continue to seek earnings per share growth on a mid-cycle, flat-price basis.

Our Strengths

        We believe that we have the following strengths:

  •
  Differentiated Business Model. We aim to create sustainable value growth by maintaining our integrated business model. Our three main business segments are E&P, RM&T and Integrated Gas. We believe that our size, experience and history of constructive partnerships with developing market governments and NOCs provide us with attractive investment opportunities. In those markets, we have developed high-quality upstream operations and are using our integrated model and expertise to monetize stranded oil and gas reserves. Over the last two years, we have been actively upgrading our E&P portfolio by adding and strengthening new core areas in west Africa, Norway and Russia, while divesting mature, non-core properties. We have also realized continued exploration success in 2003, with nine discoveries offshore Angola, Norway, and Equatorial Guinea and in the Gulf of Mexico. In our downstream business, MAP has continued to deliver top-quartile performance in the domestic RM&T sector, and MAP provides us with an opportunity to leverage market access to supply-short, premium U.S. markets. Our integrated gas business will link large, low-cost, non-OECD energy resources with OECD markets.

  •
  Diversified, Balanced and Quality Asset Base. Our approximately 1 billion BOE of proved reserves are balanced from geographic (54% international), resource (45% gas) and development risk perspectives. In connection with a major asset rationalization program in 2003, we divested approximately $1 billion of non-core upstream assets. We are actively pursuing new E&P growth areas, and we completed a low-profile re-entry into the Russian upstream market which provides potentially significant additional growth opportunities. We have also expanded our presence in west Africa and Norway. Our RM&T business, which is primarily conducted through MAP, has aggregate refining capacity equal to 6% of total U.S. refining capacity. MAP's refineries are integrated with a system of transportation links and marketing assets to allow the movement of intermediate products, optimize operations and produce higher margins. We are also one of the few companies of our size that has integrated gas capability, and we are actively pursuing a number of high-quality integrated gas projects.

    Taking into consideration our proposed acquisition of the remaining ownership interest in MAP, our capital employed will shift to a relatively equal weighting between the upstream and downstream operations. Our longer-term target calls for a capital allocation among the E&P, RM&T and Integrated Gas businesses of 60%, 30% and 10%, respectively.

  •
  100% Ownership of Leading Downstream Business. Our proposed acquisition of the remaining ownership interest in MAP will increase our ownership in a top-quartile downstream business without the common risks associated with integrating a newly acquired business. With 948,000 bpd of crude throughput capacity, MAP is the fifth largest petroleum refiner in the United States. In addition, MAP's retail network consists of approximately 3,900 branded, dealer-operated and jobber-operated retail stations, approximately 1,800 SSA-owned and operated convenience stores and a 50% ownership of Pilot Travel Centers LLC, which owns approximately 260 Pilot Travel Centers. We believe this acquisition will increase our strategic flexibility and create additional growth options in both the downstream and upstream segments.

  •
  Strong Balance Sheet. In 2003, we used strong operating cash flow, together with $1.2 billion in proceeds from non-core asset sales, to strengthen our balance sheet and reduce our cash-adjusted debt-to-total capital ratio to 33% as of December 31, 2003. We remain committed to maintaining financial flexibility in order to pursue attractive opportunities and fund major projects and new growth opportunities. Following the completion of our proposed acquisition of the remaining ownership interest in MAP and the related businesses and the financings associated with this acquisition, we estimate that our cash-adjusted debt-to-total-capital ratio will be within our stated target of approximately 40%.

    Following the announcement of our proposed acquisition, our investment-grade credit rating was affirmed by Moody's Investors Service, Inc., Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, and Fitch, Inc. as Baa1, BBB+ and BBB+, respectively. We cannot assure you that these ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities and may be revised or withdrawn at any time by the applicable rating agency. Each rating should be evaluated independently of any other rating.

        Marathon Oil Corporation is a Delaware corporation with its principal offices located at 5555 San Felipe Road, Houston, Texas 77056-2723. Our common stock is listed on the New York Stock Exchange, the Pacific Stock Exchange, and the Chicago Stock Exchange under the trading symbol "MRO."

The Offering

Issuer	Marathon Oil Corporation
Common stock offered	30,000,000 shares
Shares of common stock outstanding after the offering	340,740,454 shares (based on shares outstanding as of February 29, 2004)
Use of proceeds
We expect the net proceeds from the sale of the shares of our common stock to be approximately $872.5 million (approximately $1,003.5 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of the offering. We intend to use the net proceeds from this offering to repay debt assumed in connection with our proposed acquisition of the remaining interest in MAP and the related businesses or to retire outstanding long-term debt. Pending the closing of the proposed acquisition, we may use the net proceeds from this offering to make short-term investments or for general corporate purposes. The proposed acquisition is subject to a number of conditions. See "Risk Factors" in this prospectus supplement. If we do not complete the proposed acquisition, we will use the net proceeds from this offering for general corporate purposes. The closing of this offering is not contingent on the completion of our proposed acquisition.
Risk factors
Please read the sections entitled "Risk Factors" beginning on page S-8 of this prospectus supplement and page 4 of the accompanying prospectus and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Dividends
We intend to declare and pay dividends on our common stock based on our financial condition and results of operations, although we have no obligation under Delaware law or our restated certificate of incorporation to do so. In determining its dividend policy with respect to our common stock, our board of directors will rely on the financial statements of Marathon. Dividends on our common stock are also limited to the legally available funds of Marathon. Please read "Price Range of Common Stock and Dividend Policy" and "Description of Capital Stock" in this prospectus supplement for more information.
NYSE, PCX and CHX symbol	MRO

Summary Historical Financial Information

        We have derived the following summary historical financial data for each of the years in the five-year period ended December 31, 2003 from our audited consolidated financial statements. You should read the following financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2003, our consolidated financial statements and related notes for the three years ended December 31, 2003 and the other financial information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(In millions, except for per share data)
Revenues and Other Income
Revenues by product:
Refined products	$24,092	$19,729	$20,841	$22,513	$15,143
Merchandise	2,395	2,521	2,506	2,441	2,194
Liquid hydrocarbons	10,500	6,517	6,502	6,697	4,490
Natural gas	3,796	2,362	2,801	2,317	1,344
Transportation and other products	180	166	146	151	187

Total revenues	40,963	31,295	32,796	34,119	23,358
Gain (loss) on ownership change in MAP	(1)	12	(6)	12	17
Other	272	248	272	(645)	92

Total revenues and other income	$41,234	$31,555	$33,062	$33,486	$23,467
Income from Operations
Exploration and production
Domestic	$1,128	$687	$1,122	$1,110	$494
International	359	351	229	305	95

E&P segment income	1,487	1,038	1,351	1,415	589
Refining, marketing and transportation	770	356	1,914	1,273	611
Other energy-related businesses	73	78	62	43	61

Segment income	2,330	1,472	3,327	2,731	1,261
Items not allocated to segments:
Administrative expenses	(227)	(194)	(187)	(154)	(120)
Gain (loss) on disposal of assets	106	24	—	(124)	—
Joint venture formation charges	—	—	—	(931)	—
Inventory market valuation adjustments	—	71	(71)	—	551
Gain (loss) on ownership change in MAP	(1)	12	(6)	12	17
Loss on dissolution of MKM Partners L.P.	(124)	—	—	—	—
Other items	—	(15)	45	(75)	(37)

Income from operations	2,084	1,370	3,108	1,707	1,672
Minority interest in income of MAP	302	173	704	498	447
Net interest and other financing costs	186	321	172	238	285
Provision for income taxes	584	369	827	536	319

Income From Continuing Operations	$1,012	$507	$1,405	$435	$621
Per common share—basic (in dollars)	3.26	1.63	4.54	1.40	2.00
—diluted (in dollars)	3.26	1.63	4.54	1.40	2.00
Net Income	1,321	516	377	432	654
Per common share—basic (in dollars)	4.26	1.66	1.22	1.39	2.11
—diluted (in dollars)	4.26	1.66	1.22	1.39	2.11
Balance Sheet Position at year-end
Current assets	$6,040	$4,479	$4,411	$4,985	$4,081
Net investment in United States Steel	—	—	—	1,919	2,056
Net property, plant and equipment	10,830	10,390	9,552	9,346	10,261
Total assets	19,482	17,812	16,129	17,151	17,730
Short-term debt	272	161	215	228	48
Other current liabilities	3,935	3,498	3,253	3,784	3,096
Long-term debt	4,085	4,410	3,432	1,937	3,320
Minority interest in MAP	2,011	1,971	1,963	1,840	1,753
Common stockholders' equity	6,075	5,082	4,940	6,764	6,856
Cash Flow Data—Continuing Operations
Net cash from operating activities	$2,678	$2,336	$2,749	$2,947	$1,891
Capital expenditures	1,892	1,520	1,533	1,296	1,255
Disposal of assets	644	146	83	550	371
Dividends paid	298	285	284	274	257
Dividends paid per share	.96	.92	.92	.88	.84

RISK FACTORS

        You should carefully consider the following matters, in addition to the risk factors beginning on page 4 of the accompanying prospectus and other information we have provided in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, before reaching a decision regarding an investment in our common stock.

Risks Related to the Proposed Acquisition

        We may be unable to consummate the proposed acquisition of Ashland's interest in MAP and the related businesses, and if the acquisition is not consummated, our management will have broad discretion over the use of the proceeds from this offering.

        Our proposed acquisition of Ashland's interest in MAP and the related businesses is subject to a number of conditions that must be satisfied before we can complete the transaction. While we anticipate closing the acquisition by the end of 2004, we cannot guarantee when, or whether, the acquisition will be completed. The completion of the acquisition is subject to a number of conditions, including, among other things:

  •
  the approval of the transaction by Ashland's shareholders;

  •
  Ashland's and our receipt and the continuing effectiveness of a private letter ruling from the IRS relating to the tax treatment of several aspects of the transaction;

  •
  Ashland's and our receipt of tax opinions covering specified matters relating to the proposed transaction;

  •
  Ashland's and our receipt of updates of opinions as to the solvency of Ashland and New EXM Inc., a subsidiary of Ashland that will be the publicly owned successor to Ashland and will change its name to Ashland Inc. ("New Ashland");

  •
  Ashland's receipt of irrevocable consents with respect to 90% of the aggregate principal amount of substantially all of its outstanding publicly held debt (with the consent of 66 2/3% of the aggregate principal amount of a series constituting a consent for the entire series); and

  •
  the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

We describe these conditions under "Description of the Proposed Acquisition."

        The closing of this offering is not contingent on the completion of the proposed acquisition. Accordingly, if we do not complete the proposed acquisition, the proceeds from this offering will not be designated for a specific use. Under these circumstances, our board of directors and management will have broad discretion to use the proceeds of this offering in our business and you will not have the opportunity, as part of your investment decision, to assess any such use of proceeds.

        New Ashland's creditors or their representatives could challenge the proposed acquisition as a fraudulent transfer or conveyance.

        In a bankruptcy case or lawsuit initiated by one or more creditors or a representative of creditors with respect to New Ashland after completion of the proposed acquisition, a court may review the acquisition under the fraudulent transfer provisions of the U.S. Bankruptcy Code and comparable provisions of state fraudulent transfer or conveyance laws. Under these laws, the acquisition could be avoided if the court determined that the transaction was undertaken for the purpose of hindering, delaying or defrauding creditors or that the transaction was constructively fraudulent.

        Under the U.S. Bankruptcy Code and the laws of most states, the transaction could be held to be constructively fraudulent if the court determined that:

  •
  Ashland (or New Ashland) received less than "reasonably equivalent value" or, in some jurisdictions, less than "fair consideration"; and

  •
  Ashland (or New Ashland) either:

•
was insolvent at the time of the transfer or was rendered insolvent by the transfer;

•
was engaged, or was about to engage, in a business or transaction for which its remaining property constituted unreasonably small capital; or

•
intended to incur, or believed it would incur, debts beyond its ability to pay as those debts matured.

        The measure of insolvency for purposes of the fraudulent transfer or conveyance statutes will vary depending on the law of the jurisdiction that is being applied. Generally, however, an entity would be considered insolvent if, either:

  •
  the sum of its liabilities, including contingent liabilities, is greater than its assets, at a fair valuation; or

  •
  the present fair saleable value of its assets is less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured.

        With regard to the "reasonably equivalent value" or "fair consideration" element of constructive fraud, case law establishes that indirect economic benefits, such as tax savings, can be taken into account in determining value, but the overall determination of value is to be made from the standpoint of the transferor's creditors. As a result, in a transaction involving a transfer where the transferor receives less than all the consideration being paid by the transferee, there is a possibility that, in the context of a later bankruptcy filing by the transferor or in various other contexts, a claim could be made based on allegations of a constructively fraudulent transfer.

        In the proposed acquisition transaction, $315 million of the consideration will be delivered to Ashland's former shareholders (in the form of shares of our common stock) and not to Ashland or its successor. In order to help establish that we will be delivering reasonably equivalent value to Ashland and its successor in exchange for Ashland's interest in MAP and the other assets we intend to acquire in the proposed transaction, we have obtained a written opinion from a nationally recognized solvency appraisal firm, American Appraisal Associates, Inc., to the effect that Ashland and its successor will receive consideration that will be reasonably equivalent to the combined value of Ashland's interest in MAP and those other assets. We intend to have this opinion updated as of the closing of the transaction (although receipt of that updated opinion is not a condition to the closing), and we have the right to increase the consideration we will pay in the transaction if we determine that Ashland and New Ashland would not otherwise receive reasonably equivalent value. See "Description of the Proposed Acquisition." However, the valuation of any business involves numerous assumptions and uncertainties. Accordingly, a court could reach a different result than our appraisal firm and find that Ashland and New Ashland did not receive reasonably equivalent value or fair consideration in the transaction.

        In order to address the insolvency element outlined above, we have obtained an opinion from American Appraisal Associates, Inc. to the effect that, based on the information provided to that firm and subject to specified assumptions, including assumptions relating to Ashland's asbestos-related liabilities and its insurance coverages, each of Ashland, before the transaction, and New Ashland, after the transaction, is solvent. This opinion will be updated as of the closing of the transaction, and the closing of the transaction is conditioned on receipt of this opinion. We have also obtained in the transaction documents representations from Ashland and New Ashland relating to the intended use of proceeds from the transaction and the solvency of each of Ashland and New Ashland. In addition, New Ashland has agreed that it will not, for a period of six years after the closing of the proposed acquisition, use any proceeds from the transaction to pay a dividend or complete a stock buy-back if it is (or, after giving effect to such dividend or buy-back, would be) insolvent under any applicable fraudulent transfer law, as determined in good faith by its board of directors. However, a determination of solvency involves numerous assumptions and uncertainties, particularly when the determination involves assessments with respect to the valuation of asbestos-related liabilities and other contingent liabilities, as well as insurance recoveries. Accordingly, it is possible that a court would find that Ashland was insolvent before the transaction, or that New Ashland was rendered insolvent by the transaction.

        We cannot say with certainty that the contractual protections and third-party opinions we have obtained relating to fraudulent transfer issues will be sufficient to prevail in any subsequent challenge relating to these issues. If the acquisition were found to be a fraudulent transfer, we might be required to provide additional consideration to New Ashland or to return to New Ashland a portion of the interest in MAP.

        Following completion of the proposed acquisition, we will have a higher concentration of credit risk.

        We currently have significant exposures to United States Steel Corporation ("United States Steel") arising from the December 31, 2001 separation of United States Steel from us. Following completion of the proposed acquisition, we will have additional concentration of credit risk resulting from various obligations and contingent obligations Ashland will owe to us. These will include, among other things:

  •
  obligations to pay, reimburse or indemnify us for various tax obligations, including obligations relating to open tax years prior to the closing;

  •
  continuing obligations to indemnify MAP for various environmental liabilities relating to periods prior to the formation of MAP and operations not contributed to MAP;

  •
  other indemnification obligations to us, including its obligations under the transaction agreements pursuant to which we will acquire Ashland's interest in MAP and other assets; and

  •
  obligations to MAP and us arising from Ashland's relationship as a substantial customer of MAP.

See "Description of the Proposed Acquisition—Principal Transaction Documents."

        If Ashland were to default on any of its obligations to us, our financial position and results of operations could be materially and adversely affected.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as "anticipates," "believes," "estimates," "expects," "forecasts," "plans," "predicts" or "projects" or variations of these words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. These forward-looking statements include, but are not limited to, statements regarding:

  •
  levels of revenues, gross margins, income from operations, net income or earnings per share;

  •
  levels of capital, exploration, environmental or maintenance expenditures;

  •
  the success or timing of completion of ongoing or anticipated capital, exploration or maintenance projects;

  •
  volumes of production, sales, throughput or shipments of liquid hydrocarbons, natural gas and refined products;

  •
  levels of worldwide prices of liquid hydrocarbons, natural gas and refined products;

  •
  levels of reserves, proved or otherwise, of liquid hydrocarbons or natural gas;

  •
  the acquisition or divestiture of assets, including our proposed acquisition of Ashland's interest in MAP;

  •
  the effect of restructuring or reorganization of business components;

  •
  the potential effect of judicial proceedings on the business and financial condition; and

  •
  the anticipated effects of actions of third parties such as competitors, or federal, state or local regulatory authorities.

        The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

  •
  our financial exposure for obligations of United States Steel;

  •
  fluctuations in crude oil and natural gas prices and refining and marketing margins;

  •
  fluctuations in worldwide supply and demand for petroleum products;

  •
  availability of capital for exploration and development and the arranging of sufficient project financing;

  •
  production decline rates of mature fields and the timing of commencing production from new wells;

  •
  potential failure or delays in achieving expected reserve or production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reserves and oil and gas reservoir performance;

  •
  unsuccessful future acquisitions or dispositions of producing properties;

  •
  drilling rig availability;

  •
  unexpected geological or other conditions or events encountered in drilling operations;

  •
  unsuccessful exploratory drilling activities;

  •
  unexpected difficulties in refining, marketing or transporting petroleum products;

  •
  unexpected difficulties and delays arising from construction;

  •
  potential disruption or interruption of our production facilities and our RM&T operations due to weather conditions, accidents, acts of terrorism, war or other political events;

  •
  our inability to complete the proposed acquisition of Ashland's equity interest in MAP;

  •
  the highly competitive nature of our businesses;

  •
  international monetary conditions and exchange controls;

  •
  changes in, and our ability to comply with, government regulations, including those relating to the environment;

  •
  liability for remedial actions under environmental regulations;

  •
  changes in tax laws applicable to us;

  •
  unforeseen difficulties in the negotiation of definitive agreements among project participants and/or governmental entities and the inability to identify additional participants;

  •
  inability or delay in obtaining necessary government and third-party approvals for projects;

  •
  availability or construction of sufficient LNG vessels;

  •
  competition with similar projects; and

  •
  general domestic and international economic and political conditions.

        We have discussed some of these factors in more detail in the "Risk Factors" sections of this prospectus supplement and the accompanying prospectus. These factors are not necessarily all the important factors that could affect us. We advise you that you should be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

USE OF PROCEEDS

        We expect the net proceeds from the sale of the shares of our common stock to be approximately $872.5 million (approximately $1,003.5 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of the offering. We intend to use the net proceeds from this offering to repay debt assumed in connection with our proposed acquisition of the remaining interest in MAP and the related businesses or to retire outstanding long-term debt. Our existing long-term debt has terms to maturity between two and 28 years from the date of this prospectus supplement and bears interest at rates ranging from 5.35% to 9.38% per year, or a weighted average of 6.93% per year. Pending the closing of the proposed acquisition, we may use the net proceeds from this offering to make short-term investments or for general corporate purposes. The proposed acquisition is subject to a number of conditions. For information on these conditions, please see "Description of the Proposed Acquisition" in this prospectus supplement. If we do not complete the proposed acquisition, we will use the net proceeds from this offering for general corporate purposes. The closing of this offering is not contingent on the completion of our proposed acquisition.

CAPITALIZATION

        The following table sets forth our consolidated cash and cash equivalents and our consolidated total debt, minority interest in MAP and stockholders' equity as of December 31, 2003: (1) on a historical basis and (2) as adjusted to give effect to the issuance of the common stock in the offering. This table does not give effect to the incurrence of additional debt or to any other changes to our capitalization as a result of the completion of the proposed acquisition of Ashland's ownership interest in MAP and the related businesses. This table should be read in conjunction with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2003 and our consolidated financial statements, the accompanying notes and the other financial information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2003
	Actual	As Adjusted for the Offering
	(In millions)
Cash and cash equivalents	$1,396	$2,269

Long-term debt due within one year	$272	$272
Long-term debt(1)	4,085	4,085
Minority interest in MAP	2,011	2,011
Stockholders' equity	6,075	6,948

Total capitalization	$12,443	$13,316

(1)
Approximately $605 million of the long-term debt relates to obligations assumed by United States Steel. Although Marathon remains the legal obligor under those obligations, under the Financial Matters Agreement described in the accompanying prospectus under the caption "Relationship Between Marathon and United States Steel After the Separation—Financial Matters Agreement," United States Steel has agreed to assume and discharge all of Marathon's principal repayment, interest and other payment obligations under those obligations. We expect to incur additional debt in connection with the proposed acquisition. See "Description of the Proposed Acquisition."

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange under the symbol "MRO." The following table sets forth for the periods presented the high and low closing sales prices of our common stock as reported by the New York Stock Exchange (composite transactions), together with the dividends paid per share for such periods:

	Closing Sales Prices of the Common Stock
Quarter			Dividends per Share of Common Stock
	High	Low
2004:
First (through March 25)	$36.06	$30.78	$0.25
2003:
First	24.04	20.20	0.23
Second	27.00	22.56	0.23
Third	29.42	25.01	0.25
Fourth	33.37	28.91	0.25
2002:
First	30.02	27.08	0.23
Second	29.82	25.71	0.23
Third	26.65	21.30	0.23
Fourth	23.05	19.00	0.23

        As of February 29, 2004, there were approximately 310,740,454 shares of our common stock issued and outstanding, held by 61,056 record holders. The closing price of our common stock on March 25, 2004 was $30.78.

        We intend to declare and pay dividends on our common stock based on our financial condition and results of operations, although we have no obligation under Delaware law or our restated certificate of incorporation to do so. In determining its dividend policy with respect to our common stock, our board of directors will rely on the financial statements of Marathon. Dividends on our common stock are also limited to the legally available funds of Marathon.

DESCRIPTION OF THE PROPOSED ACQUISITION

General

        Marathon has entered into an agreement with Ashland to acquire Ashland's 38% ownership interest in MAP. In addition, as part of the transaction, Ashland will also be transferring to one of our subsidiaries a portion of Ashland's instant oil change business consisting of 61 Valvoline Instant Oil Change Centers located in Ohio and Michigan (the "VIOC Centers") and Ashland's maleic anhydride business, the associated plant in West Virginia and related assets (the "Maleic Business"). As a result of the transaction, MAP will become a wholly owned subsidiary of Marathon.

        The completion of the acquisition is subject to a number of conditions, including, among other things:

  •
  the approval of the transaction by Ashland's shareholders;

  •
  Ashland's and our receipt and the continuing effectiveness of a private letter ruling from the IRS relating to the tax treatment of several aspects of the transaction;

  •
  Ashland's and our receipt of tax opinions covering specified matters relating to the proposed transaction;

  •
  Ashland's and our receipt of updates of opinions as to the solvency of Ashland and New Ashland;

  •
  Ashland's receipt of irrevocable consents with respect to 90% of the aggregate principal amount of substantially all of its outstanding publicly held debt (with the consent of 66 2/3% of the aggregate principal amount of a series constituting a consent for the entire series); and

  •
  the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Transaction Structure

        The proposed transaction involves, in multiple steps, our acquisition of the 38% ownership interest in MAP currently owned by Ashland, together with the VIOC Centers and the Maleic Business. As a result of the transaction, Ashland shareholders will receive $315 million in Marathon common stock. Additionally, as part of the transaction, Ashland will receive redemption proceeds of approximately $800 million in cash and accounts receivable and Marathon will assume approximately $1.9 billion of new debt. MAP will not make quarterly cash distributions to Marathon and Ashland between the date the principal transaction agreements were signed and the closing of the transaction. As a result, the final amount of redemption proceeds to be received by Ashland would be increased by an amount equal to approximately 38% of the cash accumulated from MAP's operations during that period. Ashland's liabilities under certain existing environmental indemnification obligations related to MAP will be capped at $50 million. In connection with the proposed transaction, we estimate that the present value of the obligations that MAP will effectively assume, as a result of that cap, will be approximately $15 million.

        The following diagram depicts the current ownership of MAP:

        Marathon and Ashland have structured the proposed transaction in a manner such that we expect it to be tax-free to the parties and their respective stockholders. Although we expect the transaction to be tax-free, the transaction structure is complex and involves several complicated federal income tax issues. As a result, Marathon and Ashland will jointly submit a private letter ruling request to the IRS, in which the parties will ask the IRS to rule on many of these issues. The transaction documents have established, as one of the conditions precedent to the obligations of the parties to effect the transaction, the receipt of a ruling from the IRS governing some of these issues, in form and substance reasonably satisfactory to the board of directors of Ashland and our board of directors. Although we believe the receipt of the ruling is more likely than not, we cannot assure you that such ruling will be obtained. If we do not obtain the ruling, there is a significant risk that the transaction will not be completed. See "Risk Factors—We may be unable to consummate the proposed acquisition of Ashland's interest in MAP and the related businesses, and if the acquisition is not consummated, our management will have broad discretion over the use of the proceeds from this offering" in this prospectus supplement.

        The following discussion describes the significant steps in the proposed transactions, all of which are expected to occur on the same day.

        Step 1—Partial Redemption.    MAP is currently treated as a partnership for federal income tax purposes. In the first step of the transaction, MAP will redeem a portion of Ashland's ownership interest in MAP for aggregate consideration equal to the sum of (1) an amount that we currently estimate at approximately $800 million and (2) approximately 38% of MAP's cash on hand as of the closing date. The actual amount of the redemption will depend on the amount of the borrowing described in Step 3 below. The redemption payment will be made through a transfer by MAP to Ashland of a combination of cash and accounts receivable. We estimate that, after this step of the transaction is completed, Ashland will have a remaining 31% ownership interest in MAP. The following diagram depicts the ownership of MAP immediately following the partial redemption:

        Step 2—Contributions and Ashland Reorganization Merger.    Promptly after the partial redemption, Ashland will contribute its remaining ownership interest in MAP to ATB Holdings Inc., a recently formed, wholly owned subsidiary of Ashland ("ATB Holdings"). Ashland also will contribute the VIOC Centers and the Maleic Business to ATB Holdings, which we expect will satisfy the "active trade or business" requirements of the provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), relating to tax-free spinoffs. In addition, Ashland will contribute its 4% interest in LOOP LLC, which owns and operates the only U.S. deepwater oil port, located off the coast of Louisiana, and its 8.62% interest in LOCAP LLC, which owns a crude oil pipeline. ATB Holdings will have two wholly owned subsidiaries, EXM LLC and New EXM Inc., which will be used as merger vehicles in subsequent steps in the transaction. We will also use a wholly owned subsidiary, Marathon Domestic LLC, as a merger vehicle in a subsequent step. The following diagram depicts the ownership of MAP and the merger vehicles immediately following the contributions from Ashland to ATB Holdings:

        Promptly after the above-described contributions from Ashland to ATB Holdings, Ashland will merge with and into EXM LLC, with EXM LLC being the surviving entity (the "Reorganization Merger"). As a result of the Reorganization Merger, ATB Holdings will become the parent entity of the combined Ashland/EXM LLC. The following diagram depicts the ownership of MAP and the structure of ATB Holdings and its first-tier subsidiaries following the Reorganization Merger:

        Step 3—ATB Holdings Borrowing, Capital Contribution and Conversion Merger.    Promptly after the Reorganization Merger, ATB Holdings will borrow approximately $1.9 billion from third-party lenders. The amount of this borrowing will depend on the amount of Ashland financings outstanding at closing that the IRS will permit Ashland to pay down with the proceeds of the borrowing. If the amount of this borrowing is increased (or decreased), the amount of the partial redemption will be correspondingly decreased (or increased). Marathon may guarantee ATB Holdings' obligations relating to that borrowing. ATB Holdings will promptly contribute the proceeds from that borrowing as a capital contribution to EXM LLC for use in retiring existing Ashland obligations and paying related debt-retirement costs. Promptly after that capital contribution, EXM LLC will merge with and into New EXM Inc., with New EXM Inc. being the surviving entity (the "Conversion Merger"). In connection with the Conversion Merger, New EXM Inc. will change its name to Ashland Inc. ("New Ashland"). We believe that the merger of Ashland into EXM LLC followed by the Conversion Merger facilitates the overall tax-free treatment of the transaction structure. The following diagram depicts the ownership of MAP and the structure of ATB Holdings and its remaining first-tier subsidiary following the Conversion Merger:

        Step 4—The Acquisition Merger.    Promptly after the Conversion Merger, ATB Holdings will merge with and into Marathon Domestic LLC, with Marathon Domestic LLC being the surviving entity (the "Acquisition Merger"). As a result of the Acquisition Merger, the former shareholders of the predecessor Ashland will receive all the common stock of New Ashland and shares of Marathon common stock having a market value of $315 million, based on a 20-day averaging period ending three days before the closing of the transaction. As a result, New Ashland will be separated from the former ATB Holdings and will not be acquired by us. We expect that the Acquisition Merger will be treated for federal income tax purposes as a distribution of New Ashland, which will be tax-free to the New Ashland shareholders, followed by a tax-free merger of ATB Holdings into Marathon Domestic LLC. The following diagram depicts our 100% ownership of MAP and New Ashland's separation from ATB Holdings resulting from the Acquisition Merger:

Principal Transaction Documents

        The principal documents relating to the transaction include a master agreement, which provides for each of the transaction steps described above, a tax matters agreement, which sets forth agreements between the parties relating to various tax reporting and other tax-related issues, and two assignment and assumption agreements, which provide for the contribution by Ashland to ATB Holdings of the VIOC Centers and the Maleic Business. The following summaries of the master agreement, the tax matters agreement and the assignment and assumption agreements are qualified in their entirety by reference to the respective documents, which we have previously filed with the Securities and Exchange Commission (the "SEC").

Master Agreement

        The master agreement sets forth the terms and conditions of the proposed transaction in the steps described above. In addition to customary representations, warranties and covenants of the parties, the master agreement contains the additional provisions described below, among others.

  Non-solicitation covenant

        Ashland has agreed that, subject to limited exceptions, it will not seek (1) an alternative transaction involving its ownership interest in MAP or (2) a sale of a majority of its stock or assets, merger, dissolution or other business combination involving Ashland that would reasonably be expected to prevent or materially delay the consummation of the transactions.

  Conditions to the completion of the transaction

        Ashland's and our obligations to complete the transaction are subject to the satisfaction or waiver of various standard conditions, as well as the conditions discussed above in "—General."

  Indemnities

        The master agreement contains customary indemnification obligations of each party. Among other things, Ashland has agreed to indemnify us for any breaches by Ashland of its representations and warranties and any nonfulfillment of its covenants, for liabilities of Ashland that we have not expressly assumed and for liabilities of Marathon expressly assumed by Ashland. We have agreed to indemnify Ashland for any breaches by us of our representations and warranties and any nonfulfillment of our covenants, for liabilities of Marathon not expressly assumed by Ashland and liabilities of Ashland that we have expressly assumed.

  Termination

        The master agreement may be terminated by mutual written consent of Ashland and us and under the following circumstances:

  (1)
  by either Ashland or us if:

  (a)
  the transaction has not been completed by June 30, 2005, unless the party seeking to terminate has materially breached the master agreement; provided, however, that this date may be extended by three months under some circumstances;

  (b)
  any governmental entity permanently enjoins, restrains or otherwise prohibits the transaction;

  (c)
  Ashland's shareholders fail to approve the transaction; or

  (d)
  the condition with respect to the receipt and continuing effectiveness of a private letter ruling from the IRS and the receipt of tax opinions has become incapable of satisfaction based on (1) amendments or modifications to federal income tax law after the date of the master agreement, (2) a private letter ruling received from the IRS or (3) an official, written communication from the IRS regarding specified tax matters;

  (2)
  by us if:

  (a)
  Ashland breaches its representations, warranties or covenants, causing a failure of a condition to our obligation to complete the transaction that cannot be cured or is not cured within 60 days after we give notice to Ashland;

  (b)
  prior to Ashland's shareholder approval, Ashland's board of directors withdraws or modifies, or proposes publicly to withdraw or modify, in a manner adverse to us, its approval or recommendation of the transaction, fails to recommend to Ashland's shareholders that they approve the transaction or adopts, approves or recommends, or publicly proposes to adopt, approve or recommend, any competing proposal; or

  (c)
  prior to Ashland's shareholder approval, Ashland's board of directors fails to reaffirm, within 10 business days of our written request to do so (which request may be made at any time prior to Ashland's shareholders meeting to approve the transaction if a competing proposal has been publicly disclosed and not withdrawn), its recommendation to Ashland's shareholders that they approve the transaction; and

  (3)
  by Ashland if:

  (a)
  we breach our representations, warranties or covenants, causing a failure of a condition to Ashland's obligation to complete the transaction that cannot be cured or is not cured within 60 days after Ashland gives notice to us; or

  (b)
  prior to Ashland's shareholder approval, Ashland's board of directors receives a superior proposal and determines that the failure to terminate the master agreement would be reasonably likely to result in a breach of its fiduciary obligations, provided that various other conditions are also met.

        Ashland has agreed to pay us a termination fee of $30 million, plus an additional $10 million for reimbursement of our expenses, if the master agreement is terminated:

•
by us as described under (2)(b) or (c) above;

•
by Ashland as described under 3(b) above; or

•
by either Ashland or us if any person makes a competing proposal that was publicly disclosed prior to, and not withdrawn by, the date of Ashland's shareholders meeting and the master agreement is terminated as described under (1)(c) above, and within 15 months of such termination Ashland enters into a definitive agreement to complete, or completes, a competing proposal.

        Ashland has agreed to pay us $10 million for reimbursement of our expenses if the master agreement is terminated by us as described under (2)(a) above. We have agreed to pay Ashland $10 million for reimbursement of its expenses if the master agreement is terminated by Ashland as described under (3)(a) above.

Tax Matters Agreement

        The tax matters agreement covers the filing of tax returns, the handling of audits and administrative proceedings and the sharing of tax risks associated with taxes implicated by the transactions. As a result of the transactions, we will have joint and several liability for Ashland's pre-closing taxes and for all taxes resulting from the transaction. The tax risks associated with the transactions will be addressed in an IRS ruling. Responsibility for the remaining tax liability and administrative proceedings will be shared as described below.

        The tax matters agreement generally provides that New Ashland will file, and handle all administrative proceedings relating to, tax returns of the Ashland and New Ashland consolidated groups, including returns for which we will have joint and several liability. We will file, and handle all administrative proceedings relating to, tax returns of the Marathon consolidated group. Responsibility for Ashland pre-closing years, for which we have joint and several liability, would shift to us upon the occurrence of certain events.

        The tax matters agreement generally provides that Ashland will bear the tax risks associated with the transactions and will indemnify us for any joint and several liability associated with those taxes. We will have various obligations relating to the operation of MAP and the related businesses, and we will indemnify Ashland for any taxes resulting from our failure to so operate the businesses.

        As a result of the IRS ruling, it is possible that a significant amount of contingent-liability-related expenses with respect to divested businesses paid by New Ashland following the transaction would be deductible by us rather than by New Ashland. The tax matters agreement provides generally that any tax benefit we realize from such deductions would be turned over to New Ashland. However, we have agreed that through the year 2024, for the first $30 million of deductions (indexed for inflation but not in excess of $60 million) we receive annually for federal income tax purposes, we will make payments to New Ashland with respect to federal income taxes equal to the amount of such deductions multiplied by a rate equal to 3% less than the highest marginal federal income tax rate for corporations, regardless of the amount of the federal income tax benefit that we actually receive with respect to those deductions. Based on current tax rates, the payment would be 32% of the federal income tax deductions we receive, up to $30 million (indexed for inflation). This provision could result in payments to New Ashland in respect of federal income taxes in excess of the federal income tax savings that we realize as a result of our reporting those deductions on our return. However, we anticipate having sufficient taxable income to absorb fully those deductions on a current basis, at least for the foreseeable future, and to that extent the payments to New Ashland should not exceed our actual tax savings.

Assignment and Assumption Agreements

        The assignment and assumption agreements, of which we are a third-party beneficiary, set forth the terms and conditions of the contribution by Ashland to ATB Holdings of the VIOC Centers and the Maleic Business. Ashland's contribution of these businesses is conditioned on the satisfaction or waiver of the conditions contained in the master agreement. These agreements contain customary representations, warranties and covenants of Ashland. In addition, Ashland has agreed not to compete with the Maleic Business for five years after the closing of the transaction. Ashland has also agreed to purchase all of its requirements for maleic anhydride from us for five years after the closing of the transaction. After the closing of the transaction, we will operate the VIOC Centers as a franchisee of Ashland under a series of franchise agreements.

DESCRIPTION OF CAPITAL STOCK

        Marathon's authorized capital stock consists of:

  •
  550,000,000 shares of common stock; and

  •
  26,000,000 shares of preferred stock, issuable in series.

        Each authorized share of common stock has a par value of $1.00. The authorized shares of preferred stock have no par value. As of December 31, 2003, 310,422,008 shares of common stock were issued and outstanding, and 1,743,970 shares of common stock were held as treasury shares. As of December 31, 2003, no shares of Marathon's preferred stock were issued and outstanding.

        In the discussion that follows, we have summarized provisions of Marathon's restated certificate of incorporation and by-laws relating to its capital stock. You should read the provisions of the restated certificate of incorporation and by-laws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. We have filed copies of those documents with the SEC as exhibits to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. See "Where You Can Find More Information."

Common Stock

        Each share of common stock has one vote in the election of each director and on all other matters voted on generally by the stockholders. No share of common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Marathon's board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting Marathon.

        Holders of common stock will be entitled to dividends in such amounts and at such times as Marathon's board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on the common stock will be paid at the discretion of Marathon's board of directors after taking into account various factors, including:

  •
  our financial condition and performance;

  •
  our cash needs and capital investment plans;

  •
  our obligations to holders of any preferred stock we may issue;

  •
  income tax consequences; and

  •
  the restrictions Delaware and other applicable laws and our credit arrangements then impose.

In addition, the terms of the loan agreements, indentures and other agreements we enter into from time to time may restrict the payment of cash dividends.

        If Marathon liquidates or dissolves its business, the holders of common stock will share ratably in all assets available for distribution to stockholders after Marathon's creditors are paid in full and the holders of all series of Marathon's outstanding preferred stock, if any, receive their liquidation preferences in full.

        The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of common stock are fully paid and nonassessable. The shares of common stock offered and sold hereby will also be fully paid and nonassessable.

        Marathon's outstanding shares of the common stock are listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange and trade under the symbol "MRO." The shares of common stock offered and sold hereby will also be listed on those stock exchanges.

        The transfer agent and registrar for the common stock is National City Bank.

Preferred Stock

        At the direction of its board of directors, without any action by the holders of its common stock, Marathon may issue one or more series of preferred stock from time to time. Marathon's board of directors can determine the number of shares of each series of preferred stock and the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

        The existence of undesignated preferred stock may enable Marathon's board of directors to render more difficult or to discourage an attempt to obtain control of Marathon by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of its management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

Limitation on Directors' Liability

        Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Marathon's restated certificate of incorporation limits the liability of the members of its board of directors by providing that no director will be personally liable to Marathon or its stockholders for monetary damages for any breach of the director's fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to Marathon or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

  •
  for any transaction from which the director derived an improper personal benefit.

        This provision could have the effect of reducing the likelihood of derivative litigation against Marathon's directors and may discourage or deter Marathon's stockholders or management from bringing a lawsuit against Marathon's directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Marathon and its stockholders. Marathon's by-laws provide indemnification to its officers and directors and other specified persons with respect to their conduct in various capacities.

Statutory Business Combination Provision

        As a Delaware corporation, Marathon is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a Delaware corporation's outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years following the date that person became an interested stockholder unless:

  •
  before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

  •
  on completion of the transaction that resulted in that person's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

        Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Other Matters

        Some of the provisions of Marathon's restated certificate of incorporation and by-laws discussed below may have the effect, either alone or in combination with the provisions of Marathon's restated certificate of incorporation that we have discussed above and Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that Marathon's board of directors opposes but that a stockholder might consider to be in its best interest.

        Marathon's restated certificate of incorporation provides that its stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Marathon's by-laws provide that only its board of directors may call a special meeting of its stockholders.

        Marathon's restated certificate of incorporation provides for a classified board of directors. Marathon's board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. At each annual meeting of Marathon's stockholders, the term of a different class of Marathon's directors will expire. As a result, the stockholders will elect approximately one-third of Marathon's board of directors each year. Board classification could prevent a party who acquires control of a majority of Marathon's outstanding voting stock from obtaining control of its board of directors until the second annual stockholders' meeting following the date that party obtains that control.

        Marathon's restated certificate of incorporation provides that the number of directors will be fixed from time to time by, or in the manner provided in, its by-laws, but will not be less than three. It also provides that directors may be removed only for cause. This provision, along with provisions authorizing the board of directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

        Marathon's by-laws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to the board of directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. A stockholder proposing to nominate a person for election to the board of directors or proposing that any other action be taken at an annual meeting of stockholders must give Marathon's corporate secretary written notice of the proposal not less than 45 days and not more than 75 days before the first anniversary of the date on which Marathon first mailed its proxy materials for the immediately preceding year's annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the first anniversary of the immediately preceding year's annual meeting. Marathon's by-laws prescribe specific information that any such stockholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Marathon and its stockholders.

        Marathon's restated certificate of incorporation provides that its stockholders may adopt, amend and repeal its by-laws at any regular or special meeting of stockholders by an affirmative vote of at least two-thirds of the shares outstanding and entitled to vote on that action, provided the notice of intention to adopt, amend or repeal the by-laws has been included in the notice of that meeting.

UNDERWRITING

        We intend to offer the common stock through Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, who are acting as representatives of the underwriters named below. Subject to the terms and conditions in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, the number of shares of common stock set forth opposite their names below.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	8,325,000
Morgan Stanley & Co. Incorporated	8,325,000
Banc of America Securities LLC	1,950,000
J.P. Morgan Securities Inc.	1,950,000
Lehman Brothers Inc.	1,950,000
ABN AMRO Rothschild LLC	1,125,000
BNP Paribas Securities Corp.	1,125,000
Deutsche Bank Securities Inc.	1,125,000
NatCity Investments Inc.	1,125,000
Scotia Capital (USA) Inc.	1,125,000
SG Cowen Securities Corporation	1,125,000
Petrie Parkman & Co., Inc.	450,000
The Williams Capital Group, L.P.	300,000

Total	30,000,000

        The underwriters have agreed to purchase all of the shares of common stock sold (other than the shares covered by the over-allotment option described below) pursuant to the underwriting agreement if any of the shares of common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        Our common stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange under the symbol "MRO."

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities. The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The underwriters have advised us that they propose to initially offer the common stock to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.54 per share of common stock. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share of common stock on sales to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

        The expenses of the offering, not including the underwriting commission, are estimated to be $500,000 and are payable by us.

        The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share	Without Over-allotment Option	With Over-allotment Option
Public offering price	$30.00	$900,000,000	$1,035,000,000
Underwriting discount	$0.90	$27,000,000	$31,050,000
Proceeds, before expenses, to us	$29.10	$873,000,000	$1,003,950,000

Over-allotment Option

        We have granted an option to the underwriters to purchase up to an additional 4,500,000 shares of common stock at the public offering price less the underwriting discount. If the underwriters exercise this option, solely to cover any over-allotments, they must purchase the additional common stock within 30 days from the date of this prospectus supplement, subject to certain limitations. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase approximately the same percentage of additional common stock as the number set forth next to the underwriter's name in the first table set forth under the caption "Underwriting" above bears to the total number of shares of common stock set forth next to the names of all underwriters in such table.

No Sale of Similar Securities

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of each of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated for a period of 90 days after the date of this prospectus supplement, except that we may issue and sell the shares of our common stock offered by this prospectus supplement, we may issue shares of our common stock or options to purchase our common stock (including any stock appreciation rights) pursuant to any plan existing on the date of this prospectus supplement, we may issue shares of our common stock upon the conversion of any securities or the exercise of any options, stock appreciation rights or warrants outstanding on the date of this prospectus supplement, and we may issue any shares, or agree to issue any shares, of our common stock in connection with our proposed acquisition of the remaining ownership interest in MAP.

        Our executive officers and directors and certain officers of MAP have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition without, in each case, the prior written consent of each of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated for a period of 90 days after the date of this prospectus supplement, except that these persons will not be prohibited from:

  •
  the sale or other disposition (or deemed disposition) of shares of our common stock acquired upon the exercise of any option for our common stock or stock appreciation right related to our common stock that they hold as of the date of this prospectus supplement and that expires by its terms within 90 days of the date of this prospectus supplement; or

  •
  the satisfaction of any tax obligation incurred upon the vesting of restricted shares of our common stock which may be effected through a net settlement of the vested shares.

As of the date of this prospectus supplement, the persons described in this paragraph held approximately 3,200 options and approximately 7,000 options with tandem stock appreciation rights with respect to our common stock that will expire within 90 days after the date of this prospectus.

Price Stabilization and Short Positions

        Until the distribution of the common stock offered hereby is completed, Securities and Exchange Commission rules may limit the underwriters and selling group members from bidding for or purchasing shares of our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases that peg, fix or maintain the price of our common stock.

        In connection with the offering, the representatives may make short sales of our common stock. Short sales involve the sale by the underwriters, at the time of the offering, of a greater number of shares of common stock than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the over-allotment option. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing shares of common stock in the open market. In determining the source of common stock to close out the covered short position, the representatives will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase the shares of common stock through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The representatives must close out any naked short position by purchasing common stock in the open market. A naked short position is more likely to be created if the representatives are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, purchases by the representatives to cover syndicate short positions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the prices of our common stock may be higher than they would otherwise be in the absence of these transactions.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Prospectus

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. The representatives may be facilitating distribution for this offering to certain of their internet subscription customers. The representatives may allocate a limited number of shares of common stock for sale to their online brokerage customers. An electronic preliminary prospectus supplement may be made available on the internet websites maintained by the representatives. Other than the preliminary prospectus supplement in electronic format, the information on the websites maintained by the representatives is not intended to be part of this prospectus supplement, as amended or supplemented.

Other Relationships

        In the ordinary course of business, certain of the underwriters and their affiliates have provided financial advisory, investment banking and general financing and banking services to us and certain of our affiliates for customary fees, including advisory services to us in connection with our acquisition of Ashland's interest in MAP. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. David A. Daberko, a member of our board of directors, currently serves as the Chairman of the Board and Chief Executive Officer of National City Corp., an affiliate of one of the underwriters.

        Some of the underwriters or affiliates of some of the underwriters are lenders under some of our credit facilities. As described in "Use of Proceeds," the net proceeds from the sale of the common stock may be used to repay long-term indebtedness, which may include indebtedness under those credit facilities. Because some of the underwriters or affiliates of some of the underwriters are lenders under those credit facilities and more than 10% of our net proceeds from this offering may be used to repay indebtedness we owe them under those credit facilities, the offering will be conducted in conformity with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

LEGAL MATTERS

        Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue an opinion about the validity of the common stock offered by this prospectus supplement. Certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        Marathon files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials filed by Marathon, including materials it filed under its former name, USX Corporation, with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information Marathon files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about Marathon at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        This prospectus supplement and the accompanying prospectus are part of a registration statement Marathon has filed with the SEC relating to, among other things, the common stock. This prospectus supplement and the accompanying prospectus do not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus supplement and the accompanying prospectus make pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC's public reference room or through its web site.

        The SEC allows us to "incorporate by reference" the information Marathon files with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus supplement and the accompanying prospectus, and later information that Marathon files with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below, and any future filings Marathon makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the offered shares of common stock are sold:

  •
  our annual report on Form 10-K for the year ended December 31, 2003; and

  •
  our current report on Form 8-K filed March 22, 2004.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning Marathon at the following address:

  Marathon Oil Corporation
  5555 San Felipe Road
  Houston, Texas 77056-2723
  Attention: Corporate Secretary
  Telephone: (713) 629-6600

Prospectus

Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056-2723
(713) 629-6600

$2,735,719,300
Senior Debt Securities
Subordinated Debt Securities
Preferred Stock
Common Stock
Warrants
Stock Purchase
    Contracts
Stock Purchase Units

Consider carefully the Risk Factors beginning on page 4.

We will provide additional terms of our securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in our securities. No person may use this prospectus to offer and sell our securities unless a prospectus supplement accompanies this prospectus.	The Offering

We may offer from time to time:

•  senior debt securities;

•  subordinated debt securities;

•  preferred stock;

•  common stock;

•  warrants;

•  stock purchase contracts; and

•  stock purchase units.

        Our common stock is listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange under the symbol "MRO."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 13, 2002.

About This Prospectus
The Company
Risk Factors
Forward-Looking Statements
The Separation
Relationship Between Marathon and United States Steel After the Separation
Use of Proceeds
Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends
Description of Debt Securities
Description of Stock Purchase Contracts and Stock Purchase Units
Description of Capital Stock
Description of Warrants
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information

About This Prospectus

        This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a "shelf" registration process. The registration statement also includes a prospectus under which Marathon Financing Trust I and Marathon Financing Trust II, two trusts we have established, may offer from time to time preferred securities guaranteed by us and we may offer our related senior debt securities, subordinated debt securities or junior subordinated debt securities, which securities may be convertible into our common stock, and our stock purchase contracts or stock purchase units. Under the shelf process, we may offer any combination of the securities this prospectus describes in one or more offerings with a total initial offering price of up to $2,735,719,300. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change the information this prospectus contains. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information."

The Company

        Marathon Oil Corporation, a Delaware corporation ("Marathon"), is a fully integrated oil and gas company. Marathon is engaged in:

  •
  worldwide exploration and production of crude oil and natural gas;

  •
  domestic refining, marketing and transportation of petroleum products primarily through its 62% owned subsidiary, Marathon Ashland Petroleum LLC ("MAP"); and

  •
  other energy related businesses.

        On December 31, 2001, in a transaction we refer to as the "Separation," we separated our businesses into two companies and changed our name from USX Corporation to Marathon Oil Corporation. As a result of the Separation, United States Steel Corporation ("United States Steel") now conducts the business of our former U.S. Steel Group as a separate, publicly owned corporation. Marathon and its subsidiaries are continuing the business of the Marathon Group. See "The Separation."

        In this prospectus, we refer to Marathon, its wholly owned and majority owned subsidiaries and its ownership interest in equity affiliates as "we" or "us," unless we specifically state otherwise or the context indicates otherwise. Our principal executive offices are located at 5555 San Felipe Road, Houston, Texas 77056-2723, and our telephone number at that location is (713) 629-6600.

Risk Factors

        You should carefully consider the following matters, in addition to the other information we have provided in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference, before reaching a decision regarding an investment in our securities.

Risks Related to the Separation

United States Steel has various financial and other obligations which its failure to perform could materially adversely affect us.

        In connection with the Separation, United States Steel agreed to hold us harmless from and against various liabilities, including (amounts as of June 30, 2002):

  •
  $470 million of industrial revenue bonds related to environmental improvement projects for current and former United States Steel facilities, with maturities ranging from 2009 through 2033 (accrued interest payable on those bonds was $6 million at June 30, 2002);

  •
  $84 million of sale-leaseback financing under a lease for equipment at United States Steel's Fairfield Works, with a term extending to 2012, subject to extensions (accrued interest payable on that financing was $5 million at June 30, 2002);

  •
  $104 million of operating lease obligations, of which $89 million was in turn assumed by purchasers of major equipment used in plants and operations divested by United States Steel;

  •
  a guarantee of United States Steel's $22 million contingent obligation to repay certain distributions from its 50% owned joint venture PRO-TEC Coating Company;

  •
  a guarantee of all obligations of United States Steel as general partner of Clairton 1314B Partnership, L.P. to the limited partners. United States Steel has no unpaid outstanding obligations to those limited partners; and

  •
  any federal income tax liabilities that arise from the Separation through a fault of United States Steel.

See "—Financial Matters Agreement" and "—Tax Sharing Agreement" under "Relationship Between Marathon and United States Steel After the Separation." If United States Steel fails to perform these agreements, our claims against it would constitute general unsecured claims subordinate to the claims of secured creditors and that failure could materially adversely affect us.

        In addition, we could be contingently liable for other obligations associated with the business of United States Steel, as more fully described under "Relationship Between Marathon and United States Steel After the Separation—Financial Matters Agreement."

        As a stand-alone company, United States Steel will need to fund any of its negative operating cash flow from external sources, and adequate sources may be unavailable or the cost of that funding may adversely impact United States Steel. United States Steel is more highly leveraged than we are, has a noninvestment grade credit rating and has granted security interests in some of its assets, including its accounts receivable and inventory. The steel business is highly competitive, and a large number of industry participants have sought protection under bankruptcy laws in recent periods.

        The enforceability of our claims against United States Steel could become subject to the effect of any bankruptcy, fraudulent conveyance or transfer or other law affecting creditors' rights generally, or of general principles of equity, which might become applicable to those claims or other claims arising from the facts and circumstances in which the Separation was effected. Under fraudulent conveyance or transfer laws, for example, unsecured obligations of a debtor which a court finds the debtor to have incurred while insolvent or undercapitalized could be subordinated in right of payment to other unsecured claims against the debtor.

        Under applicable law and regulations, we also may be liable for any defaults by United States Steel in the performance of its obligations to pay federal income taxes, fund its ERISA pension plans and pay other obligations respecting periods prior to the effective date of the Separation.

The transfer by our former parent entity to us of ownership of the businesses representing the Marathon Group could be attacked under fraudulent conveyance or transfer laws by or on behalf of creditors of United States Steel, and any such attack, if successful, could materially adversely affect us and the value of our securities.

        In July 2001, USX Corporation ("Old USX") effected a reorganization of the ownership of its businesses in which:

  •
  it created Marathon as its publicly owned parent holding company and transferred ownership of the businesses representing the Marathon Group to Marathon; and

  •
  it merged into a newly formed subsidiary which survives as United States Steel.

Prior to this reorganization, the assets of Old USX available to satisfy its then existing and future creditors included its ownership interest in the businesses representing the Marathon Group.

        If a court in a bankruptcy case respecting United States Steel or a lawsuit brought by its creditors or their representative were to find that, under the applicable state fraudulent conveyance or transfer law or corresponding provisions of the federal bankruptcy code:

  •
  the transfer by Old USX to us of ownership of the businesses representing the Marathon Group or related transactions were undertaken by Old USX with the intent of hindering, delaying or defrauding its existing or future creditors; or

  •
  Old USX received less than reasonably equivalent value or fair consideration, or no value or consideration, in connection with those transactions, and either it or United States Steel

  •
  was insolvent or rendered insolvent by reason of those transactions,

  •
  was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature,

then that court could determine those transactions entitled one or more classes of creditors of United States Steel to equitable relief from us. Such a determination could permit the unpaid creditors to obtain recovery from us or could result in other actions detrimental to the holders of our debt and equity securities. The measure of insolvency for purposes of these considerations would vary depending on the law of the jurisdiction being applied. Generally, however, an entity would be considered insolvent if either:

  •
  the sum of its debts and liabilities, including contingent liabilities, was greater than the value of its assets, at a fair valuation; or

  •
  the fair saleable value of its assets was less than the amount required to pay the probable liability on its total existing debts and liabilities, including contingent liabilities, as they become absolute and matured.

The Separation may become taxable under section 355(e) of the Internal Revenue Code if capital stock representing a 50% or greater interest in either Marathon or United States Steel is acquired as part of a plan that includes the Separation.

        The Separation may become taxable to Marathon under section 355(e) of the Internal Revenue Code of 1986 if capital stock representing a 50% or greater interest in either Marathon or United States Steel is acquired, directly or indirectly, as part of a plan or series of related transactions that include the Separation. For this purpose, a "50% or greater interest" means capital stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote or at least 50% of the total value of shares of all classes of capital stock. If section 355(e) applies, the amount of the tax could be material. If an acquisition occurs that results in the Separation being taxable under section 355(e), the tax sharing agreement described below under "Relationship Between Marathon and United States Steel After the Separation—Tax Sharing Agreement" provides that the resulting corporate tax liability will be borne by the party involved in that acquisition transaction.

Risks Related to Our Business

A substantial or extended decline in oil or gas prices would have a material adverse effect on us.

        Prices for oil and gas fluctuate widely. Our revenues, operating results and future rate of growth are highly dependent on the prices we receive for our oil, gas and refined products. Historically, the markets for oil, gas and refined products have been volatile and may continue to be volatile in the future. Many of the factors influencing prices of oil, gas and refined products are beyond our control. These factors include:

  •
  worldwide and domestic supplies of oil and gas;

  •
  weather conditions;

  •
  the ability of the members of OPEC to agree to and maintain oil price and production controls;

  •
  political instability or armed conflict in oil-producing regions;

  •
  the price and level of foreign imports;

  •
  the level of consumer demand;

  •
  the price and availability of alternative fuels;

  •
  the availability of pipeline capacity; and

  •
  domestic and foreign governmental regulations and taxes.

        The long-term effects of these and other conditions on the prices of oil and gas are uncertain.

        Lower oil and gas prices may reduce the amount of oil and gas that we produce, which may adversely affect our revenues and operating income. Significant reductions in oil and gas prices may require us to reduce our capital expenditures.

        Terrorists' attacks on the United States may directly and indirectly negatively affect our operating results. The national and global responses to terrorists' attacks, including military, diplomatic and financial responses and any possible reprisals as a consequence of unilateral U.S. actions and/or allied actions, may materially adversely affect us in ways we cannot predict at this time.

Our oil and gas reserve data and future net revenue estimates are uncertain.

        Estimates of reserves by necessity are projections based on engineering data, the projection of future rates of production and the timing of future expenditures. We base the estimates of our proved oil and gas reserves and projected future net revenues on reserve reports we prepare. The process of estimating oil and gas reserves requires substantial judgment on the part of the petroleum engineers, resulting in imprecise determinations, particularly with respect to new discoveries. Different reserve engineers may make different estimates of reserve quantities and revenues attributable to those reserves based on the same data. Future performance that deviates significantly from the reserve reports could have a material adverse effect on our business and prospects.

        Fluctuations in the price of oil and natural gas have the effect of significantly altering reserve estimates, because the economic projections inherent in the estimates may reduce or increase the quantities of commercially recoverable reserves. We may not realize the prices our reserve estimates reflect or produce the estimated volumes during the periods those estimates reflect. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates.

        Any downward revision in our estimated quantities of reserves could have adverse consequences on our financial results, such as decreasing earnings, which may result in noncash losses and impairment charges.

If we fail to acquire or find additional reserves, our reserves and production will decline materially from their current levels.

        The rate of production from oil and gas properties generally declines as reserves are depleted. Except to the extent we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline materially as oil and gas is produced. Future oil and gas production is, therefore, highly dependent on our level of success in acquiring or finding additional reserves. Because we are smaller than many of our competitors, we have fewer reserves and will be at an even greater disadvantage in relation to our competitors if we fail to acquire or find additional reserves.

Increases in crude oil prices and environmental regulations may adversely affect our refined product margins.

        We conduct domestic refining, marketing and transportation operations primarily through MAP. MAP conducts its operations mainly in the Midwest, the Southeast, the Ohio River Valley and the upper Great Plains. The profitability of these operations depends largely on the margin between the cost of crude oil and other feedstocks MAP refines and the selling prices it obtains for refined products. MAP's overall profitability could be adversely affected by availability of supply and rising crude oil and other feedstock prices which it does not recover in the marketplace. Refined product margins have been historically volatile and vary with the level of economic activity in the various marketing areas, the regulatory climate, logistical capabilities and the available supply of refined products.

        In addition, environmental regulations, particularly the 1990 Amendments to the Clean Air Act, have imposed, and are expected to continue to impose, increasingly stringent and costly requirements on refining and marketing operations, which may have an adverse effect on margins.

The oil and gas exploration and production industry is very competitive, and many of our exploration and production competitors have greater financial and other resources than we do.

        Strong competition exists in all sectors of the oil and gas exploration and production industry and, in particular, in the exploration and development of new reserves. We compete with major integrated and independent oil and gas companies for the acquisition of oil and gas leases and other properties, for the equipment and labor required to develop and operate those properties and in the marketing of oil and natural gas to end-users. Many of our competitors have financial and other resources substantially greater than those available to us. As a consequence, we may be at a competitive disadvantage in bidding for drilling rights. In addition, many of our larger competitors may be better able to respond to factors that affect the demand for oil and natural gas production, such as changes in worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations. We also compete in attracting and retaining personnel, including geologists, geophysicists and other specialists. We may not be able to attract or retain technical personnel in the future.

Environmental compliance and remediation could result in increased capital requirements and operating costs.

        Our businesses are subject to numerous laws and regulations relating to the protection of the environment. We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of these laws and regulations. Our compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination may require us to make material expenditures or subject us to liabilities that we currently do not anticipate. In addition, any failure by us to comply with existing or future laws could result in civil or criminal fines and other enforcement action against us.

        Our operations and those of our predecessors could expose us to civil claims by third parties for alleged liability resulting from contamination of the environment or personal injuries caused by releases of hazardous substances. For example:

  •
  we are investigating or remediating contamination at several formerly and currently owned sites; and

  •
  we have been identified as a potentially responsible party at several Superfund sites where we or our predecessors are alleged to have disposed of wastes in the past.

        Environmental laws are subject to frequent change and many of them have become more stringent. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them.

        Of particular significance to MAP are the new Tier II Fuels regulations issued by the U.S. Environmental Protection Agency. These rules require substantially reduced sulfur levels in the manufacture of gasoline and diesel fuel. We estimate that MAP's combined capital cost to achieve compliance with these rules could amount to approximately $700 million between 2002 and 2006. This is only a preliminary estimate because of the ongoing evolution of regulatory requirements. Some factors that could potentially affect MAP's gasoline and diesel fuel compliance costs include obtaining the necessary construction and environmental permits, operating considerations and unforeseen hazards, such as weather conditions. To the extent these expenditures are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected.

        In connection with government inspections at some of our refineries, we have received a number of notices of violations of environmental laws from the U.S. Environmental Protection Agency and state environmental agencies. In some cases, we have entered into consent decrees or orders that require us to pay fines or install pollution controls to settle our alleged liability. For example, MAP agreed to settle alleged violations of several environmental laws, including New Source Review regulations under the Federal Clean Air Act, with a global consent decree signed on May 11, 2001. The agreement requires MAP to install environmental control equipment which we expect to require approximately $300 million in capital expenditures over an eight-year period, pay a $3.8 million fine and perform supplemental environmental projects which we expect to cost approximately $8 million.

These supplemental environmental projects are being undertaken as part of a settlement of this enforcement action for the alleged Clean Air Act violations.

Our reliance on our foreign production of oil and gas exposes us to risks from abroad, which could negatively affect our results of operations.

        Our production of oil and gas outside of the United States accounted for 40%, 36%, 39% and 36%, respectively, of our total production volume in the six months ended June 30, 2002 and the years 2001, 2000 and 1999. Development of new production properties in countries outside the United States may require protracted negotiations with host governments, national oil companies and third parties and is frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations, increased regulation and approval requirements and governmental regulation, which could adversely affect the economics of projects.

Our operations are subject to business interruptions and casualty losses, and we do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

        Our exploration and production operations are subject to unplanned occurrences, including blowouts, explosions, fires, loss of well control, spills, adverse weather, labor disputes and maritime accidents. In addition, our refining, marketing and transportation operations are subject to business interruptions due to scheduled refinery turnarounds and unplanned events such as explosions, fires, pipeline interruptions, crude oil or refined product spills, inclement weather or labor disputes. They are also subject to the additional hazards of marine operations, such as capsizing, collision and damage or loss from severe weather conditions. We maintain insurance against many, but not all, potential losses or liabilities arising from these operating hazards in amounts that we believe to be prudent. Uninsured losses and liabilities arising from operating hazards could reduce the funds available to us for exploration, drilling and production and could have a material adverse effect on our financial position or results of operations.

As a holding company with no operations of its own, Marathon will depend on distributions from its subsidiaries to make payments on any debt securities it offers under this prospectus, and provisions of applicable law or contractual restrictions could limit the amount of those distributions.

        Marathon derives substantially all its operating income from, and holds substantially all its assets through, its subsidiaries. As a result, Marathon will depend on distributions of cash flow and earnings of its subsidiaries in order to meet its payment obligations under any debt securities it offers under this prospectus and its other obligations. Marathon's operating subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on Marathon's debt securities or to provide Marathon with funds for its payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, could limit their ability to make payments or other distributions to Marathon, and they could agree to contractual restrictions on their ability to make distributions.

        Marathon's right to receive any assets of any subsidiary, and therefore the right of the holders of Marathon's debt securities to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if Marathon is a creditor of any subsidiary, Marathon's rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by Marathon.

Marathon may issue preferred stock whose terms could adversely affect the voting power or value of its common stock.

        Marathon's restated certificate of incorporation authorizes it to issue, without the approval of its stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over its common stock respecting dividends and distributions, as its board of directors generally may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of Marathon's common stock. For example, Marathon might grant holders of preferred stock the right to elect some number of its directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Marathon might assign to holders of preferred stock could affect the residual value of the common stock. See "Description of Capital Stock—Preferred Stock."

Provisions in Marathon's corporate documents and Delaware law could delay or prevent a change in control of Marathon, even if that change would be beneficial to its stockholders.

        The existence of some provisions in Marathon's corporate documents and Delaware law could delay or prevent a change in control of Marathon, even if that change would be beneficial to its stockholders. Marathon's restated certificate of incorporation and by-laws contain provisions that may make acquiring control of Marathon difficult, including:

  •
  provisions relating to the classification, nomination and removal of its directors;

  •
  a provision prohibiting stockholder action by written consent;

  •
  a provision that allows only its board of directors to call a special meeting of its stockholders;

  •
  provisions regulating the ability of its stockholders to bring matters for action at annual meetings of its stockholders; and

  •
  the authorization given to its board of directors to issue and set the terms of preferred stock.

        In addition, Marathon has also adopted a stockholder rights plan, which would cause extreme dilution to any person or group who attempts to acquire a significant interest in Marathon without advance approval of its board of directors, while a provision of the Delaware General Corporation Law would impose some restrictions on mergers and other business combinations between Marathon and any holder of 15% or more of its outstanding common stock. See "Description of Capital Stock."

Forward-Looking Statements

        This prospectus and the accompanying prospectus supplement, including the information we incorporate by reference, include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by words such as "estimate," "project," "predict," "believe," "expect," "anticipate," "plan," "forecast," "budget," "goal" or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference.

        The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

  •
  our financial exposure for obligations of United States Steel;

  •
  fluctuations in crude oil and natural gas prices and refining and marketing margins;

  •
  potential failure or delays in achieving expected reserve or production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reserves and oil and gas reservoir performance;

  •
  drilling rig availability;

  •
  unexpected geological or other conditions or events encountered in drilling operations;

  •
  unsuccessful exploratory drilling activities;

  •
  unexpected difficulties in refining, marketing or transporting petroleum products;

  •
  potential disruption or interruption of our production facilities and our refining, marketing and transportation operations due to accidents, acts of terrorism or political events;

  •
  our ability to achieve the benefits we expect to achieve from the Separation;

  •
  the highly competitive nature of our businesses;

  •
  international monetary conditions and exchange controls;

  •
  changes in, and our ability to comply with government regulations, including those relating to the environment;

  •
  liability for remedial actions under environmental regulations;

  •
  changes in tax laws applicable to us; and

  •
  general domestic and international economic and political conditions.

We have discussed some of these factors in more detail in the "Risk Factors" section of this prospectus. These factors are not necessarily all the important factors that could affect us. We advise you that you should (1) be aware that important factors we do not refer to above could affect the accuracy of our forward-looking statements and (2) use caution and common sense when considering our forward-looking statements. We do not intend to update these statements unless the securities laws require us to do so.

The Separation

General

        Marathon was originally organized in 2001 as USX HoldCo, Inc. ("USX HoldCo") to become a holding company for the two principal businesses of our former parent company, Old USX:

  •
  the production, sale and transportation of steel mill products, coke, taconite pellets and coal, and other steel-related businesses comprising the U.S. Steel Group; and

  •
  the oil and gas exploration and production, domestic refining, marketing and transportation of crude oil and petroleum products and other energy businesses conducted by Marathon Oil Company, an Ohio corporation, and other subsidiaries comprising the Marathon Group.

In a series of transactions (the "Holding Company Reorganization") Old USX completed on July 2, 2001:

  •
  USX HoldCo became the holding company for Marathon Oil Company and United States Steel LLC;

  •
  Old USX was merged with and into United States Steel LLC;

  •
  USX HoldCo assumed a substantial part of the outstanding indebtedness, obligations under various capital and operating leases and guarantee obligations and other contingent liabilities of Old USX; and

  •
  USX HoldCo changed its name to USX Corporation.

        On December 31, 2001, pursuant to an Agreement and Plan of Reorganization dated as of July 31, 2001 (the "Reorganization Agreement") Marathon completed the Separation transaction, in which:

  •
  United States Steel LLC converted into a Delaware corporation named United States Steel Corporation and became a separate, publicly traded company; and

  •
  USX HoldCo, then known as USX Corporation, changed its name to Marathon Oil Corporation.

Marathon and its subsidiaries are continuing the energy business that comprised the Marathon Group of Old USX.

Assumption of Indebtedness and Other Obligations by United States Steel

        Prior to the Separation, Old USX, and then Marathon, managed most of its financial activities on a centralized, consolidated basis and, in its financial statements, attributed amounts that related primarily to the following items to the Marathon Group and the U.S. Steel Group on the basis of their cash flows for the applicable periods and the initial capital structure for each group:

  •
  invested cash;

  •
  short-term and long-term debt, including convertible debt, and related net interest and other financing costs; and

  •
  preferred stock and related dividends.

The following items, however, were specifically attributed to and reflected in their entirety in the financial statements of the group to which they related:

  •
  leases;

  •
  collateralized financings;

  •
  indexed debt instruments;

  •
  financial activities of consolidated entities that were not wholly owned subsidiaries; and

  •
  transactions that related to securities convertible solely into common stock that tracked the performance of the Marathon Group or the U.S. Steel Group.

These attributions were for accounting purposes only and did not reflect the legal ownership of cash or the legal obligations to pay and discharge debt or other obligations.

        In connection with the Separation:

  •
  United States Steel and its subsidiaries incurred indebtedness to third parties and assumed various obligations from Marathon in an aggregate amount approximately equal to all the net amounts attributed to the U. S. Steel Group immediately prior to the Separation, both absolute and contingent, less the amount of a $900 million value transfer (the "Value Transfer"); and

  •
  Marathon and its subsidiaries remained responsible for all the liabilities attributed to the Marathon Group, both absolute and contingent, plus $900 million.

These arrangements required a post-Separation cash settlement between Marathon and United States Steel. At December 31, 2001, the net debt and other financings of United States Steel were $54 million less than the net debt and other financings attributable to the U.S. Steel Group, adjusted for the Value Transfer and certain one-time items related to the Separation. On February 6, 2002, United States Steel made a payment to Marathon of $54 million, plus applicable interest, to settle this difference.

        As a result of its assumption of various items of indebtedness and other obligations from its former parent entity in the Holding Company Reorganization, Marathon remained obligated after the Separation for the following items of indebtedness and other obligations that were attributed to the U.S. Steel Group in accordance with the provisions of the Reorganization Agreement (amounts as of June 30, 2002):

  •
  $470 million of industrial revenue bonds related to environmental improvement projects for current and former United States Steel facilities, with maturities ranging from 2009 through 2033 (accrued interest payable on those bonds was $6 million at June 30, 2002);

  •
  $84 million of sale-leaseback financing under a lease for equipment at United States Steel's Fairfield Works, with a term extending to 2012, subject to extensions (accrued interest payable on that financing was $5 million at June 30, 2002);

  •
  $104 million of operating lease obligations, of which $89 million was in turn assumed by purchasers of major equipment used in plants and operations divested by United States Steel;

  •
  a guarantee of United States Steel's $22 million contingent obligation to repay certain distributions from its 50% owned joint venture PRO-TEC Coating Company;

  •
  a guarantee of all obligations of United States Steel as general partner of Clairton 1314B Partnership, L.P. to the limited partners. United States Steel has no unpaid outstanding obligations to those limited partners; and

  •
  other guarantees referred to under "Relationship Between Marathon and United States Steel After the Separation—Financial Matters Agreement."

As contemplated by the Reorganization Agreement, Marathon and United States Steel entered into a financial matters agreement to reflect United States Steel's agreement to assume and discharge all Marathon's principal repayment, interest payment and other payment obligations under the industrial revenue bonds, the capital lease arrangement and the guarantees associated with the other lease and similar obligations referred to above. In addition, the financial matters agreement requires United States Steel to use commercially reasonable efforts to have Marathon released from its obligations under the other guarantees referred to above. The financial matters agreement also provides that on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's discharge from any remaining liability under any of the assumed industrial revenue bonds. United States Steel may accomplish that discharge by refinancing or, to the extent not refinanced, paying Marathon an amount equal to the remaining principal amount of, all accrued and unpaid debt service outstanding on, and any premium required to immediately retire, the then outstanding industrial revenue bonds. As of August 31, 2002, Marathon has agreed to cause the redemption of $86.2 million of these bonds on November 1, 2011. Additionally, $1.8 million of the industrial revenue bonds are scheduled to mature during the period extending through 2012. For additional information relating to the financial matters agreement, see "Relationship Between Marathon and United States Steel After the Separation—Financial Matters Agreement."

Effects on Historical Relationship

        Historically, the U.S. Steel Group has funded its negative operating cash flow with cash supplied by us, a portion of which was reflected as a payment from us under our tax allocation policy and the remainder of which was represented by increased amounts of debt attributed by us. As a stand-alone company, United States Steel will need to fund any of its negative operating cash flow from external sources, and adequate sources may be unavailable or the cost of such funding may adversely impact United States Steel.

        As we discuss below, the financial matters agreement does not contain any financial covenants, and United States Steel is free to incur additional debt and grant mortgages on or security interests in its property and sell or transfer assets without our consent. United States Steel is more highly leveraged than we are, has a noninvestment grade credit rating and has granted security interests in some of its assets, including its accounts receivable and inventory. Additionally, United States Steel's operations are capital intensive. United States Steel's business also requires substantial expenditures for routine maintenance. The steel business is highly competitive and a large number of industry participants have sought protection under bankruptcy laws in recent periods.

Relationship Between Marathon
and United States Steel After the Separation

        As a result of the Separation, Marathon and United States Steel are separate companies, and neither has any ownership interest in the other. Thomas J. Usher is chairman of the board of both companies, and four of the remaining nine members of Marathon's board of directors are also directors of United States Steel.

        In connection with the Separation and pursuant to the Reorganization Agreement, Marathon and United States Steel have entered into a series of agreements governing their relationship subsequent to the Separation and providing for the allocation of tax and certain other liabilities and obligations arising from periods prior to the Separation. Set forth below is a summary of some of the provisions of each of those agreements.

Tax Sharing Agreement

        Marathon and United States Steel have a tax sharing agreement that applies to each of their consolidated tax reporting groups. Provisions of this agreement include the following:

  •
  for any taxable period, or any portion of any taxable period, ended on or before December 31, 2001, unpaid tax sharing payments will be made between Marathon and United States Steel generally in accordance with our general tax sharing principles in effect prior to the Separation;

  •
  no tax sharing payments will be made with respect to taxable periods, or portions thereof, beginning after December 31, 2001; and

  •
  provisions relating to the tax and related liabilities, if any, that result from the Separation ceasing to qualify as a tax-free transaction and limitations on post-Separation activities that might jeopardize the tax-free status of the Separation.

        Under the general tax sharing principles in effect prior to the Separation:

  •
  the taxes payable by each of the Marathon Group and the U.S. Steel Group were determined as if each of them had filed its own consolidated, combined or unitary tax return; and

  •
  the U.S. Steel Group would receive the benefit, in the form of tax sharing payments by the parent corporation, of the tax attributes, consisting principally of net operating losses and various credits, that its business generated and the parent used on a consolidated basis to reduce its taxes otherwise payable.

        In accordance with the tax sharing agreement, at the time of the Separation, we made a preliminary settlement with United States Steel of $440 million as the net tax sharing payments we owed to it for the year ended December 31, 2001 under the pre-Separation tax sharing principles.

        The tax sharing agreement also addresses the handling of tax audits and contests and other matters respecting taxable periods, or portions of taxable periods, ended prior to December 31, 2001.

        In the tax sharing agreement, each of Marathon and United States Steel promised the other party that it:

  •
  would not, prior to January 1, 2004, take various actions or enter into various transactions that might, under section 355 of the Internal Revenue Code of 1986, jeopardize the tax-free status of the Separation; and

  •
  would be responsible for, and indemnify and hold the other party harmless from and against, any tax and related liability, such as interest and penalties, that results from the Separation ceasing to qualify as tax-free because of its taking of any such action or entering into any such transaction.

        The proscribed actions and transactions include:

  •
  the liquidation of Marathon or United States Steel; and

  •
  the sale by Marathon or United States Steel of its assets, except in the ordinary course of business.

        In case a taxing authority seeks to collect a tax liability from one party which the tax sharing agreement has allocated to the other party, the other party has agreed in the sharing agreement to indemnify the first party against that liability.

        Even if the Separation otherwise qualifies for tax-free treatment under section 355 of the Internal Revenue Code, the Separation may become taxable to Marathon under section 355(e) of the Internal Revenue Code if capital stock representing a 50% or greater interest in either Marathon or United States Steel is acquired, directly or indirectly, as part of a plan or series of related transactions that include the Separation. For this purpose, a "50% or greater interest" means capital stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote or at least 50% of the total value of shares of all classes of capital stock. To minimize this risk, both Marathon and United States Steel agreed in the tax sharing agreement that they would not enter into any transactions or make any change in their equity structures that could cause the Separation to be treated as part of a plan or series of related transactions to which those provisions of section 355(e) of the Internal Revenue Code may apply. If an acquisition occurs that results in the Separation being taxable under section 355(e) of the Internal Revenue Code, the agreement provides that the resulting corporate tax liability will be borne by the party involved in that acquisition transaction.

        Although the tax sharing agreement allocates tax liabilities relating to taxable periods ending on or prior to the Separation, each of Marathon and United States Steel, as members of the same consolidated tax reporting group during any portion of a taxable period ended on or prior to the date of the Separation, is jointly and severally liable under the Internal Revenue Code for the federal income tax liability of the entire consolidated tax reporting group for that year. To address the possibility that the taxing authorities may seek to collect all or part of a tax liability from one party where the tax sharing agreement allocates that liability to the other party, the agreement includes indemnification provisions that would entitle the party from whom the taxing authorities are seeking collection to obtain indemnification from the other party, to the extent the agreement allocates that liability to that other party. We can provide no assurance, however, that United States Steel will be able to meet its indemnification obligations, if any, to Marathon that may arise under the tax sharing agreement.

Transition Services Agreement

        Marathon and United States Steel have a transition services agreement that will govern the provision of the following services until December 31, 2002:

  •
  common corporate support services; and

  •
  interunit computer services.

        Common corporate support services include services personnel at our former Pittsburgh corporate headquarters historically provided prior to the Separation. These include accounting, finance and financial management, government affairs, investor relations, public affairs and tax services. Most of these personnel now work for Marathon or United States Steel. Each company has agreed to provide these services to the other, to the extent it is able to do so and the other company cannot satisfy its own needs.

        Interunit computer services consist of computer and information technology services either company historically provided to our former Pittsburgh corporate headquarters or to the other company.

        A company providing common corporate support or inter-unit computer services under the transition services agreement will be entitled to recover the costs it incurs in providing those services.

        The transition services agreement also includes each company's grant to the other company and its subsidiaries of a nonexclusive, fully paid, worldwide license for their internal use only of the granting company's computer programs, software, source code and know-how that were utilized prior to the Separation or are utilized under the transition services agreement to provide common corporate support or inter-unit computer services to the other company and its subsidiaries.

Financial Matters Agreement

        Marathon and United States Steel have a financial matters agreement that provides for United States Steel's assumption of the obligations under Marathon's outstanding industrial revenue bonds, the capital lease arrangement and the guarantees associated with the other lease and similar obligations referred to above under "The Separation—Assumption of Indebtedness and Other Obligations by United States Steel." Under the financial matters agreement, United States Steel has assumed and agreed to discharge all Marathon's principal repayment, interest payment and other obligations under those industrial revenue bonds and lease and guarantee arrangements described above, including any amounts due on any default or acceleration of any of those obligations, other than any default caused by Marathon. The financial matters agreement also requires United States Steel to use commercially reasonable efforts to have Marathon released from its obligations under a guarantee we have provided with respect to United States Steel's obligations under a partnership agreement among General Electric Credit Corporation of Delaware, Southern Energy Clairton, L.L.C. and United States Steel.

        The financial matters agreement also provides that, on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's discharge from any remaining liability under any of the assumed industrial revenue bonds.

        The financial matters agreement requires Marathon to use commercially reasonable efforts to take all necessary action or refrain from acting so as to assure compliance with all covenants and other obligations under the documents relating to the assumed obligations to avoid the occurrence of a default or the acceleration of the payment obligations under the assumed obligations. The agreement also obligates Marathon to use commercially reasonable efforts to obtain and maintain letters of credit and other liquidity arrangements required under the assumed obligations.

        United States Steel's obligations to Marathon under the financial matters agreement are general unsecured obligations which rank equal to United States Steel's accounts payable and other general unsecured obligations. The financial matters agreement does not contain any financial covenants, and United States Steel is free to incur additional debt, grant mortgages on or security interests in its property and sell or transfer assets without our consent.

License Agreement

        Marathon and United States Steel have entered into a license agreement under which Marathon granted to United States Steel a nonexclusive, fully paid, worldwide license to use the "USX" name and various trade secrets, know-how and intellectual property rights previously used in connection with the business of both companies. The license agreement provides that United States Steel may use these rights solely in the conduct of its internal business. It also provides United States Steel with the right to sublicense these rights to any of its subsidiaries. The license agreement provides for a perpetual term, so long as United States Steel performs its obligations under the agreement.

Insurance Assistance Agreement

        Marathon and United States Steel have an insurance assistance agreement, which provides for:

  •
  the division of responsibility for joint insurance arrangements; and

  •
  the entitlement to insurance claims and the allocation of deductibles with respect to claims associated with pre-Separation periods.

        Under the insurance assistance agreement:

  •
  Marathon is entitled to all rights in and to all claims and is solely liable for the payment of uninsured retentions and deductibles arising out of or relating to pre-Separation events or conditions exclusively associated with the business of the Marathon Group;

  •
  United States Steel is entitled to all rights in and to all claims and is solely liable for the payment of uninsured retentions and deductibles arising out of or relating to pre-Separation events or conditions exclusively associated with the business of the U. S. Steel Group;

  •
  Marathon is entitled to 65% and United States Steel is entitled to 35% of all rights in and to all claims, and Marathon and United States Steel are liable on the same percentage basis for the payment of uninsured retentions and deductibles, arising out of or relating to pre-Separation events or conditions and not related exclusively to either the Marathon Group or the U.S. Steel Group; and

  •
  the cost of extended reporting insurance for pre-Separation periods will be split between Marathon and United States Steel on a 65%-35% basis, respectively, if both companies elect to purchase the same extended reporting insurance.

Use of Proceeds

        Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include funding working capital requirements, acquisitions and other capital expenditures, repayment and refinancing of indebtedness and repurchases and redemptions of securities. Pending any specific application, we may initially invest those funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

Ratios of Earnings to Fixed Charges and Earnings to
Combined Fixed Charges and Preferred Stock Dividends

        Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the periods indicated, in each case determined on a total enterprise basis are as follows:

	Year ended December 31,
						Six Months Ended June 30, 2002
	1997	1998	1999	2000	2001
Ratio of earnings to fixed charges	2.55	2.60	4.24	4.06	7.47	3.64

Ratio of earnings to combined fixed charges and preferred stock dividends	2.43	2.51	4.11	3.95	7.26	3.64

The term "earnings" is the amount resulting from adding the following items:

  •
  pre-tax income before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

  •
  fixed charges;

  •
  amortization of capitalized interest;

  •
  distributed income of equity investees; and

  •
  share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

and subtracting from the total the following:

  •
  interest capitalized; and

  •
  preference security dividend requirements of consolidated subsidiaries.

For this purpose, "fixed charges" consists of:

  •
  interest on all indebtedness and amortization of debt discount and expense;

  •
  interest capitalized, including discontinued operations;

  •
  an estimate of the portion of annual rental expense on operating leases that represents the interest factor attributable to rentals;

  •
  pre-tax earnings required to cover preferred stock dividend requirements; and

  •
  fixed charges, including discontinued operations, from debt of any entity less than 50% owned, which is guaranteed by us if it is probable that we will have to satisfy the guarantee.

Description of Debt Securities

        The debt securities this prospectus covers will be Marathon's general unsecured obligations. The debt securities will be either senior debt securities or subordinated debt securities. Marathon will issue senior debt securities under a senior indenture dated February 26, 2002 between Marathon and JPMorgan Chase Bank, as trustee, and Marathon will issue subordinated debt securities under a subordinated indenture dated February 26, 2002 between Marathon and JPMorgan Chase Bank, as trustee. In this description, we sometimes call the senior indenture and the subordinated indenture the "indentures."

        We have summarized the provisions of the indentures and the debt securities below. You should read the indentures for more details regarding the provisions described below and for other provisions that may be important to you. We have filed the indentures with the SEC as exhibits to the registration statement, and we will include any other instrument establishing the terms of any debt securities we offer as exhibits to a filing we will make with the SEC in connection with that offering. See "Where You Can Find More Information."

        The following description primarily relates to senior debt securities that we may issue under the senior indenture. We have summarized some of the provisions of the subordinated indenture below under the caption "—Subordinated Debt Securities." If we offer subordinated debt securities, we will provide more specific terms in the related prospectus supplement. In this summary description of the debt securities, all references to "Marathon," "we" or "us" mean Marathon Oil Corporation only, unless we state otherwise or the context clearly indicates otherwise.

General

        The senior debt securities will constitute senior debt of Marathon and will rank equally with all its unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to, and thus have a position junior to, any senior debt securities and all other senior debt of Marathon. Neither indenture limits the amount of debt we may issue under the indentures, and neither limits the amount of other unsecured debt or securities we may incur or issue. We may issue debt securities under either indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

        Marathon derives substantially all its operating income from, and holds substantially all its assets through, its subsidiaries. As a result, Marathon will depend on distributions of cash flow and earnings of its subsidiaries in order to meet its payment obligations under any debt securities it offers under this prospectus and its other obligations. These subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on Marathon's debt securities or to provide Marathon with funds for its payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, could limit their ability to make payments or other distributions to Marathon and they could agree to contractual restrictions on their ability to make distributions.

        Marathon's right to receive any assets of any subsidiary, and therefore the right of the holders of Marathon's debt securities to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if Marathon is a creditor of any subsidiary, Marathon's rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by Marathon.

        We may issue the debt securities of any series in definitive form or as a book-entry security in the form of a global security registered in the name of a depositary we designate.

        We may issue the debt securities in one or more series with various maturities. They may be sold at par, at a premium or with an original issue discount.

Terms

        The prospectus supplement relating to any series of debt securities being offered will specify whether the debt securities are senior debt securities or subordinated debt securities and will include specific terms relating to the offering. These terms will include some or all of the following:

  •
  the title of the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities;

  •
  the person or entity to whom any interest will be payable, if that person or entity is not the registered owner of the debt securities;

  •
  the date or dates on which the principal of and any premium on the debt securities will be payable;

  •
  the rates, which may be fixed or variable, per annum at which the debt securities will bear interest, if any, and the date or dates from which any interest will accrue;

  •
  the dates on which the interest, if any, on the debt securities will be payable, and the regular record dates for the interest payment dates or the method for determining those dates;

  •
  the place or places where payments on the debt securities will be payable;

  •
  the terms and conditions on which the debt securities may, under any optional or mandatory redemption provisions, be redeemed;

  •
  any mandatory or optional sinking fund or similar provisions or provisions for mandatory redemption or purchase at the option of the holder;

  •
  the denominations in which the debt securities will be issuable, if other than denominations of $1,000 or any multiple of that amount;

  •
  any index, formula or other method used to determine the amount of payment of principal of or any premium or interest on the debt securities;

  •
  if other than the currency of the United States of America, the currency of payment of principal of or any premium or interest on the debt securities;

  •
  if, at our election or the election of the holder, the principal of or any premium or interest on any debt securities is to be payable in one or more currencies or currency units other than those in which the debt securities are stated to be payable, the terms and conditions on which that election is to be made and the amount so payable;

  •
  if other than the full principal amount of the debt securities, the portion of the principal amount of the debt securities that will be payable on the declaration of acceleration of the maturity of the debt securities;

  •
  if the principal amount payable at maturity will not be determinable as of one or more dates prior to maturity, the amount that will be deemed to be the principal amount as of any such date;

  •
  any terms on which the debt securities may be convertible into or exchanged for securities or indebtedness of any kind of Marathon or of any other issuer or obligor and the terms and conditions on which a conversion or exchange will be effected, including the initial conversion or exchange price or rate, the conversion period and any other additional provisions;

  •
  the applicability of the defeasance provisions described below under "—Satisfaction and Discharge; Defeasance under the Senior Indenture," and any conditions under which those provisions will apply;

  •
  if the debt securities will be issuable only in the form of a global security as described below under "—Book-entry Debt Securities," the depositary for the debt securities;

  •
  any changes in or additions to the events of default or covenants this prospectus describes;

  •
  the payment of any additional amounts with respect to the debt securities; and

  •
  any other terms of the debt securities.

        If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Restrictive Covenants Under the Senior Indenture

        Marathon has agreed to two principal restrictions on its activities for the benefit of holders of the senior debt securities. The restrictive covenants summarized below will apply to a series of senior debt securities (unless waived or amended) as long as any of those senior debt securities are outstanding, unless the prospectus supplement for the series states otherwise.

  Creation of Certain Liens

        If Marathon or any subsidiary of Marathon mortgages or encumbers as security for money borrowed any property capable of producing oil or gas which (1) is located in the United States and (2) is determined to be a principal property by Marathon's board of directors in its discretion, Marathon will, or will cause such subsidiary to, secure each series of senior debt equally and ratably with all obligations secured by the mortgage then being given. This covenant will not apply in the case of any mortgage:

  •
  existing on the date of the senior indenture;

  •
  incurred in connection with the acquisition or construction of any property;

  •
  previously existing on acquired property or existing on the property of any entity when it becomes a subsidiary of ours;

  •
  in favor of the United States, any state, or any agency, department, political subdivision or other instrumentality of either, to secure payments to us under the provisions of any contract or statute;

  •
  in favor of the United States, any state, or any agency, department, political subdivision or other instrumentality of either, to secure borrowings for the purchase or construction of the property mortgaged;

  •
  in connection with a sale or other transfer of (1) oil, gas or other minerals in place for a period of time until, or in an amount such that, the purchase will realize a specified amount of money or a specified amount of minerals or (2) any interest of the character commonly referred to as an "oil payment" or a "production payment";

  •
  to secure the cost of the repair, construction, improvement, alteration, exploration, development or drilling of all or part of a principal property;

  •
  in various facilities and personal property located at or on a principal property;

  •
  arising in connection with the sale of accounts receivable resulting from the sale of oil or gas at the wellhead; or

  •
  that is a renewal of or substitution for any mortgage permitted under any of the provisions described in the preceding clauses.

In addition, Marathon may, and may permit its subsidiaries to, grant mortgages or incur liens on property covered by the restriction described above as long as the net book value of the property so encumbered, together with all property subject to the restriction on sale and leaseback transactions described below, does not, at the time such Mortgage or lien is granted, exceed 10% of our "Consolidated Net Tangible Assets," which the senior indenture defines to mean the aggregate value of all assets of Marathon and its subsidiaries after deducting:

  •
  all current liabilities, excluding all long-term debt due within one year;

  •
  all investments in unconsolidated subsidiaries and all investments accounted for on the equity basis; and

  •
  all goodwill, patents and trademarks, unamortized debt discount and other similar intangibles;

all determined in conformity with generally accepted accounting principles and calculated on a basis consistent with our most recent audited consolidated financial statements.

  Limitations on Certain Sale and Leaseback Transactions

        Marathon and its subsidiaries are generally prohibited from selling and leasing back the principal properties described above under "—Creation of Certain Liens." However, this covenant will not apply if:

  •
  the lease is an intercompany lease between Marathon and one of its subsidiaries or between any of its subsidiaries;

  •
  the lease is for a temporary period by the end of which it is intended that the use of the leased property will be discontinued;

  •
  Marathon or a subsidiary of Marathon could mortgage the property without equally and ratably securing the senior debt securities under the covenant described above under the caption "—Creation of Certain Liens";

  •
  the transfer is incident to or necessary to effect any operating, farm-out, farm-in, unitization, acreage exchange, acreage contribution, bottom-hole or dry-hole arrangement or pooling agreement or other agreement of the same general nature relating to the acquisition, exploration, maintenance, development or operation of oil and gas properties in the ordinary course of business or as required by any regulatory agency having jurisdiction over the property; or

  •
  Marathon promptly informs the trustee of the sale, the net proceeds of the sale are at least equal to the fair value of the property and within 180 days of the sale the net proceeds are applied to the retirement or in-substance defeasance of our funded debt (subject to reduction, under circumstances the senior indenture specifies).

        As of the date of this prospectus, neither Marathon nor any subsidiary of Marathon has any property that Marathon's board of directors has determined to be a principal property.

Merger, Consolidation and Sale of Assets

        The senior indenture provides that Marathon may not merge or consolidate with any other entity or sell or convey all or substantially all its assets except as follows:

  •
  Marathon is the continuing corporation or the successor entity (if other than Marathon) is a corporation or other entity organized under the laws of the United States or any state thereof that expressly assumes the obligations of Marathon under the senior indenture and the outstanding senior debt securities; and

  •
  immediately after the merger, consolidation, sale or conveyance, no event of default under the senior indenture shall have occurred and be continuing.

        On the assumption by the successor of the obligations under the indentures, the successor will be substituted for Marathon, and Marathon will be relieved of any further obligation under the indentures and the debt securities.

Events of Default Under the Senior Indenture

        The senior indenture defines an event of default with respect to the senior debt securities of any series as being:

  (1)
  Marathon's failure to pay interest on any senior debt security of that series when due, continuing for 30 days;

  (2)
  Marathon's failure to pay the principal of or premium on any senior debt security of that series when due and payable;

  (3)
  Marathon's failure to deposit any sinking fund payment when due by the terms of the senior debt securities of that series;

  (4)
  Marathon's failure to perform under any other covenant or warranty applicable to the senior debt securities of that series and not specifically dealt with in the definition of "event of default" for a period of 90 days after written notice to Marathon of that failure;

  (5)
  specified events of bankruptcy, insolvency or reorganization of Marathon; or

  (6)
  any other event of default provided with respect to the senior debt securities of that series.

        The trustee is required to give holders of the senior debt securities of any series written notice of a default with respect to that series as provided by the Trust Indenture Act. In the case of any default of the character described above in clause (4) of the immediately preceding paragraph, no such notice to holders must be given until at least 60 days after the occurrence of that default.

        Marathon is required annually to deliver to the trustee an officer's certificate stating whether or not the signers have any knowledge of any default by Marathon in its performance and observance of any terms, provisions and conditions of the senior indenture.

        In case an event of default (other than an event of default involving an event of bankruptcy, insolvency or reorganization of Marathon) shall occur and be continuing with respect to any series, the trustee or the holders of not less than 25% in principal amount of the senior debt securities of that series then outstanding may declare the principal amount of those senior debt securities (or, in the case of any senior debt securities Marathon issues at an original issue discount, the portion of such principal amount that we will specify in the applicable prospectus supplement) to be due and payable. If an event of default relating to any event of bankruptcy, insolvency or reorganization of Marathon occurs, the principal of all the senior debt securities then outstanding (or, in the case of any senior debt securities Marathon issues at an original issue discount, the portion of such principal amount that we will specify in the applicable prospectus supplement) will become immediately due and payable without any action on the part of the applicable trustee or any holder. The holders of a majority in principal amount of the outstanding senior debt securities of any series affected by the default may in some cases rescind this accelerated payment requirement. Depending on the terms of our other indebtedness, an event of default may give rise to cross defaults on our other indebtedness.

        Any past default with respect to a series of senior debt securities may be waived on behalf of all holders of those senior debt securities by at least a majority in principal amount of the holders of the outstanding senior debt securities of that series, except a default:

  •
  in the payment of principal of or any premium or interest on any senior debt security of that series; or

  •
  respecting a covenant or provision that cannot be modified without the consent of the holder of each outstanding senior debt security of that series.

Any default that is so waived will cease to exist and any event of default arising from that default will be deemed to be cured for every purpose under the senior indenture, but no such waiver will extend to any subsequent or other default or impair any right arising from a subsequent or other default.

        A holder of a senior debt security of any series will be able to pursue any remedy under the senior indenture only if:

  •
  the holder has given prior written notice to the trustee of a continuing event of default with respect to the senior debt securities of that series;

  •
  the holders of at least 25% in principal amount of the outstanding senior debt securities of that series have made a written request to the trustee to institute proceedings with respect to the event of default;

  •
  the holders making the request have offered the trustee reasonable indemnity against costs, expenses and liabilities to be incurred in compliance with the request;

  •
  the trustee for 60 days after its receipt of the notice, request and offer of indemnity has failed to institute any such proceeding; and

  •
  during that 60-day period, the holders of a majority in principal amount of the senior debt securities of that series do not give the trustee a direction inconsistent with the request.

Holders of senior debt securities, however, are entitled at any time to bring a lawsuit for the payment of principal and interest due on their debt securities on or after its due date.

        It is intended that rights provided for holders under the senior indenture are for the equal and ratable benefit of all such holders.

Modification of the Senior Indenture

        Marathon and the trustee may modify the senior indenture without the consent of the holders of the senior debt securities for one or more of the following purposes:

  •
  to evidence the succession of another person to Marathon;

  •
  to add to covenants for the benefit of the holders of senior debt securities or to surrender any right or power conferred on Marathon by the senior indenture;

  •
  to add additional events of default for the benefit of holders of all or any series of senior debt securities;

  •
  to add or change provisions of the senior indenture to allow the issuance of senior debt securities in other forms;

  •
  to add to, change or eliminate any of the provisions of the senior indenture respecting one or more series of senior debt securities under conditions the senior indenture specifies;

  •
  to secure the senior debt securities under the requirements of the senior indenture or otherwise;

  •
  to establish the form or terms of senior debt securities of any series as permitted by the senior indenture;

  •
  to evidence the appointment of a successor trustee; or

  •
  to cure any ambiguity or to correct or supplement any provision of the senior indenture that may be defective or inconsistent with any other provision in the senior indenture, or to make any other provisions with respect to matters or questions arising under the senior indenture as shall not adversely affect the interests of the holders of senior debt securities of any series in any material respect.

Marathon and the trustee may otherwise modify the senior indenture or any supplemental senior indenture with the consent of the holders of not less than a majority in aggregate principal amount of each series of senior debt securities affected. However, without the consent of the holder of each outstanding senior debt security affected, no modification may:

  •
  change the fixed maturity or reduce the principal amount, reduce the rate or extend the time of payment of any premium or interest thereon, or change the currency in which the senior debt securities are payable, or adversely affect any right of the holder of any senior debt security to require Marathon to repurchase that senior debt security; or

  •
  reduce the percentage of senior debt securities required for consent to any such modification or supplemental indenture.

Satisfaction and Discharge; Defeasance Under the Senior Indenture

        The senior indenture will be satisfied and discharged if:

  •
  Marathon delivers to the trustee all senior debt securities then outstanding for cancellation; or

  •
  all senior debt securities have become due and payable or are to become due and payable within one year or are to be called for redemption within one year and Marathon deposits an amount of cash sufficient to pay the principal of and premium, if any, and interest on those senior debt securities to the date of maturity or redemption.

        In addition to the right of discharge described above, we may deposit with the trustee funds or government securities sufficient to make payments on the senior debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

  •
  we will be discharged from our obligations with respect to the senior debt securities of that series ("legal defeasance"); or

  •
  we will no longer have any obligation to comply with the restrictive covenants under the senior indenture, and the related events of default will no longer apply to us, but some of our other obligations under the senior indenture and the senior debt securities of that series, including our obligation to make payments on those senior debt securities, will survive ("covenant defeasance").

        If we defease a series of senior debt securities, the holders of the senior debt securities of the series affected will not be entitled to the benefits of the senior indenture, except for our obligations to:

  •
  register the transfer or exchange of senior debt securities;

  •
  replace mutilated, destroyed, lost or stolen senior debt securities; and

  •
  maintain paying agencies and hold moneys for payment in trust.

        As a condition to either legal defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel that the holders of the senior debt securities will not recognize gain or loss for federal income tax purposes as a result of the action.

Subordinated Debt Securities

        Although the senior indenture and the subordinated indenture are generally similar and many of the provisions discussed above pertain to both senior and subordinated debt securities, there are many substantive differences between the two indentures. This section discusses some of those differences.

  Subordination

        Subordinated debt securities will be subordinate, in right of payment, to all "senior debt," which the subordinated indenture defines to mean, with respect to Marathon, the principal of and premium, if any, and interest on:

  •
  all indebtedness of Marathon, whether outstanding on the date of the subordinated indenture or subsequently created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities;

  •
  any indebtedness of others of the kinds described in the preceding clause for the payment of which Marathon is responsible or liable (directly or indirectly, contingently or otherwise) as guarantor or otherwise; and

  •
  amendments, renewals, extensions and refundings of any indebtedness described in the two preceding clauses, unless in any instrument or instruments evidencing or securing that indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to the subordinated debt securities of any series.

  Terms of Subordinated Debt Securities May Contain Conversion or Exchange Provisions

        The prospectus supplement for a particular series of subordinated debt securities will include some or all of the specific terms discussed above under "—General" and "—Terms." Additionally, the prospectus supplement may contain subordination provisions (to the extent that those provisions might differ from those provided in the subordinated indenture) and, if applicable, conversion or exchange provisions.

  Modification of the Subordinated Indenture

        The subordinated indenture may be modified by Marathon and the trustee without the consent of the holders of the subordinated debt securities for one or more of the purposes we discuss above under "—Modification of the Senior Indenture." Additionally, Marathon and the trustee may modify the subordinated indenture to make provision with respect to any conversion or exchange rights as contemplated in that indenture.

  Defeasance of Subordinated Debt Securities

        The subordination of the subordinated debt securities is expressly made subject to the provisions for legal defeasance and covenant defeasance (for similar provisions, see "—Satisfaction and Discharge; Defeasance Under the Senior Indenture.") On the effectiveness of any legal defeasance or covenant defeasance with respect to outstanding subordinated debt securities, those debt securities will cease to be subordinated.

Governing Law

        New York law will govern the indentures and the debt securities.

The Trustee

        JPMorgan Chase Bank is the trustee under each of the indentures. JPMorgan Chase Bank is also the trustee under a senior indenture dated June 14, 2002 among Marathon Global Funding Corporation, as issuer, Marathon, as guarantor, and JPMorgan Chase Bank (the "Marathon Global Indenture"). As of June 30, 2002, $1.45 billion in aggregate principal amount of our senior unsecured notes was outstanding under the senior indenture and $400 million in aggregate principal amount of Marathon Global Funding Corporation's senior unsecured notes, fully and unconditionally guaranteed by Marathon, was outstanding under the Marathon Global Indenture.

        If an event of default occurs and is continuing, the trustee must use the degree of care and skill of a prudent person in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indentures at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

        Each indenture limits the right of the trustee, if it is one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee may engage in other transactions with us. If it acquires any conflicting interest, however, it must eliminate that conflict or resign.

Exchange, Registration and Transfer

        Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present registered debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

        Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee under each indenture as security registrar for the debt securities we issue in registered form under that indenture. If the prospectus supplement refers to any transfer agent initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We will be required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities or rescind the designation of any transfer agent. No service charge will be made for any registration of transfer or exchange of those securities. Marathon or the trustee may, however, require the payment of any tax or other governmental charge payable for that registration.

        In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer of or exchange of any debt security:

  •
  during a period beginning 15 business days before the day of mailing of the relevant notice of redemption and ending on the close of business on that day of mailing; or

  •
  if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

        Unless we inform you otherwise in the prospectus supplement, we will make payments on the debt securities in U.S. dollars at the office of the applicable trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder's registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in the prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

        Unless we inform you otherwise in the prospectus supplement, we will designate the trustee under each indenture as our paying agent for payments on debt securities we issue under that indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

        Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will repay to us on our written request any funds they hold for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After repayment to us, holders entitled to those funds must look only to us for payment.

Book-entry Debt Securities

        We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Description of Stock Purchase Contracts
and Stock Purchase Units

        We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock at a future date or dates. We may fix the price per share of common stock and the number of shares of common stock at the time the stock purchase contracts are issued or by reference to a specific formula set forth in the stock purchase contracts. We may issue the stock purchase contracts separately or as part of units, which we refer to as "stock purchase units," consisting of a stock purchase contract and our debt securities or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or refunded on some basis.

        The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts and, if applicable, collateral or depositary arrangements relating to the stock purchase contracts or stock purchase units. The applicable prospectus supplement will also describe material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts.

Description of Capital Stock

        Marathon's authorized capital stock consists of:

  •
  550,000,000 shares of common stock; and

  •
  26,000,000 shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $1.00. The authorized shares of preferred stock have no par value. As of July 31, 2002, 309,815,967 shares of common stock were issued and outstanding, including 2,350,011 shares of common stock that we had repurchased and were holding as treasury shares. As of July 31, 2002, no shares of Marathon's preferred stock were issued and outstanding.

        In the discussion that follows, we have summarized provisions of Marathon's restated certificate of incorporation and by-laws relating to its capital stock, as well as provisions of the rights agreement between Marathon and National City Bank, as rights agent. You should read the provisions of the restated certificate of incorporation, by-laws and rights agreement as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement. See "Where You Can Find More Information."

Common Stock

        Each share of common stock has one vote in the election of each director and on all other matters voted on generally by the stockholders. No share of common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Marathon's board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting Marathon.

        Holders of common stock will be entitled to dividends in such amounts and at such times as Marathon's board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on the common stock will be paid at the discretion of Marathon's board of directors after taking into account various factors, including:

  •
  our financial condition and performance;

  •
  our cash needs and capital investment plans;

  •
  our obligations to holders of any preferred stock we may issue;

  •
  income tax consequences; and

  •
  the restrictions Delaware and other applicable laws and our credit arrangements then impose.

In addition, the terms of the loan agreements, indentures and other agreements we enter into from time to time may restrict the payment of cash dividends.

        If Marathon liquidates or dissolves its business, the holders of common stock will share ratably in all assets available for distribution to stockholders after Marathon's creditors are paid in full and the holders of all series of Marathon's outstanding preferred stock, if any, receive their liquidation preferences in full.

        The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All issued and outstanding shares of common stock are fully paid and nonassessable. Any shares of common stock Marathon may offer and sell under this prospectus will also be fully paid and nonassessable.

        Marathon's outstanding shares of the common stock are listed on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange and trade under the symbol "MRO." Any additional shares of common stock Marathon may offer and sell under this prospectus will also be listed on those stock exchanges.

        The transfer agent and registrar for the common stock is National City Bank.

Preferred Stock

        At the direction of its board of directors, without any action by the holders of its common stock, Marathon may issue one or more series of preferred stock from time to time. Marathon's board of directors can determine the number of shares of each series of preferred stock and the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

        The prospectus supplement relating to any series of preferred stock Marathon offers will include specific terms relating to the offering. These terms will include some or all of the following:

  •
  the series designation of the preferred stock;

  •
  the maximum number of shares of the series;

  •
  the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;

  •
  any liquidation preference;

  •
  any optional redemption provisions;

  •
  any sinking fund or other provisions that would obligate us to redeem or repurchase the preferred stock;

  •
  any terms for the conversion or exchange of the preferred stock for any other securities;

  •
  any voting rights; and

  •
  any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

        Any preferred stock Marathon offers and sells under this prospectus will be fully paid and nonassessable.

        The registration statement will include the certificate of designation as an exhibit or will incorporate the certificate of designation by reference. You should read that document for provisions that may be important to you.

        The existence of undesignated preferred stock may enable Marathon's board of directors to render more difficult or to discourage an attempt to obtain control of Marathon by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of its management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

The Rights Agreement

        Marathon has entered into a rights agreement with National City Bank, as rights agent, providing for the issuance of preferred stock purchase rights to holders of common stock. Under the plan, each share of common stock currently includes one right to purchase from Marathon one one-hundredth of a share of its series A junior preferred stock at an exercise price of $110.00 per unit, subject to adjustment. We have summarized selected provisions of the rights agreement below. You should read the rights agreement for more details regarding the provisions described below and for other provisions that may be important to you. We have filed a copy of the rights agreement with the SEC, and it is incorporated by reference as an exhibit to the registration statement. See "Where You Can Find More Information."

        Under the rights agreement, each right will become exercisable, subject to some exceptions the rights agreement specifies, after any person or group of affiliated or associated persons has become an "acquiring person" by acquiring, obtaining the right to acquire or making a tender or an exchange offer for 15% or more of the outstanding voting power represented by Marathon's outstanding common stock, except pursuant to a qualifying all-cash tender offer for all outstanding common stock which results in the offeror's owning common stock representing a majority of the voting power (other than common stock beneficially owned by the offeror immediately prior to the offer) (a "qualifying offer").

        If the rights become exercisable, each right will entitle the holder, other than the acquiring person or group, to purchase one one-hundredth of a share of Marathon's series A junior preferred stock by paying the exercise price. Following the acquisition by any person or group of affiliated or associated persons of 15% or more of the outstanding voting power represented by Marathon's outstanding common stock (other than pursuant to a qualifying offer), each holder other than the acquiring person or group may purchase shares of Marathon common stock (or, in some circumstances, cash, property or other securities of Marathon) having a market value of twice the exercise price. After a person or group of affiliated or associated persons has acquired 15% or more of the outstanding voting power, if Marathon engages in a merger or other business combination where it is not the surviving corporation or where it is the surviving corporation and its common stock is changed or exchanged, or if 50% or more of its assets, earnings power or cash flow is sold or transferred, each right will entitle the holder to purchase common stock of the acquiring entity having a market value of twice the exercise price.

        Marathon's board of directors may, at any time until ten days after the public announcement that a person or group of affiliated or associated persons has become an acquiring person, cause Marathon to redeem the rights in whole, but not in part, at a redemption price of $.01 per right, subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At its option, Marathon may pay that redemption price in cash, shares of its common stock or any other consideration its board of directors selects. After a person becomes an acquiring person, the right of redemption is subject to some limitations. The agreement does not, however, prevent a stockholder from conducting a proxy contest to remove and replace members of Marathon's board with directors who then vote to redeem the rights, if those actions are taken prior to the time that the stockholder becomes an acquiring person. The rights will not be exercisable after a person or group of affiliated or associated persons has become an acquiring person until the rights are no longer redeemable. If Marathon's board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

        The number of outstanding rights associated with a share of common stock, the number of fractional shares of series A junior preferred stock issuable on exercise of a right and the exercise price of the rights are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock. The exercise price of the rights and the number of fractional shares of series A junior preferred stock or other securities or property issuable on exercise of the rights also are subject to adjustment from time to time to prevent dilution in the event of some transactions affecting the series A junior preferred stock.

        Under some circumstances, Marathon's board of directors has the option to exchange one share of common stock for each exercisable right, subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of exchange.

        The rights will expire on October 9, 2009, unless Marathon's board of directors determines to extend that expiration date or to redeem or exchange the rights on some earlier date.

        Until a right is exercised, the holder thereof, as such, will have no rights to vote or receive dividends or any other rights as a stockholder.

        The rights have anti-takeover effects. They will cause severe dilution to any person or group that attempts to acquire Marathon without the approval of its board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire Marathon, even if the acquisition may be favorable to the interests of its stockholders. Because Marathon's board of directors can redeem the rights or approve a permitted offer, the rights should not interfere with a merger or other business combination that Marathon's board of directors approves.

Limitation on Directors' Liability

        Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Marathon's restated certificate of incorporation limits the liability of the members of its board of directors by providing that no director will be personally liable to Marathon or its stockholders for monetary damages for any breach of the director's fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to Marathon or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

  •
  for any transaction from which the director derived an improper personal benefit.

        This provision could have the effect of reducing the likelihood of derivative litigation against Marathon's directors and may discourage or deter Marathon's stockholders or management from bringing a lawsuit against Marathon's directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Marathon and its stockholders. Marathon's by-laws provide indemnification to its officers and directors and other specified persons with respect to their conduct in various capacities.

Statutory Business Combination Provision

        As a Delaware corporation, Marathon is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a Delaware corporation's outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years following the date that person became an interested stockholder unless:

  •
  before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

  •
  on completion of the transaction that resulted in that person's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

        Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Other Matters

        Some of the provisions of Marathon's restated certificate of incorporation and by-laws discussed below may have the effect, either alone or in combination with the provisions of Marathon's restated certificate of incorporation that we have discussed above, the Marathon rights agreement and Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that Marathon's board of directors opposes but that a stockholder might consider to be in its best interest.

        Marathon's restated certificate of incorporation provides that its stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Marathon's by-laws provide that only its board of directors may call a special meeting of its stockholders.

        Marathon's restated certificate of incorporation provides for a classified board of directors. Marathon's board of directors is divided into three classes, with the directors of each class as nearly equal in number as possible. At each annual meeting of Marathon's stockholders, the term of a different class of Marathon's directors will expire. As a result, the stockholders will elect approximately one-third of Marathon's board of directors each year. Board classification could prevent a party who acquires control of a majority of Marathon's outstanding voting stock from obtaining control of its board of directors until the second annual stockholders' meeting following the date that party obtains that control.

        Marathon's restated certificate of incorporation provides that the number of directors will be fixed from time to time by, or in the manner provided in, its by-laws, but will not be less than three. It also provides that directors may be removed only for cause. This provision, along with provisions authorizing the board of directors to fill vacant directorships, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

        Marathon's by-laws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to the board of directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. A stockholder proposing to nominate a person for election to the board of directors or proposing that any other action be taken at an annual meeting of stockholders must give Marathon's corporate secretary written notice of the proposal not less than 45 days and not more than 75 days before the first anniversary of the date on which Marathon first mailed its proxy materials for the immediately preceding year's annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the first anniversary of the immediately preceding year's annual meeting. Marathon's by-laws prescribe specific information that any such stockholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Marathon and its stockholders.

        Marathon's restated certificate of incorporation provides that its stockholders may adopt, amend and repeal its by-laws at any regular or special meeting of stockholders by an affirmative vote of at least two-thirds of the shares outstanding and entitled to vote on that action, provided the notice of intention to adopt, amend or repeal the by-laws has been included in the notice of that meeting.

Description of Warrants

        Marathon may issue warrants to purchase debt securities, common stock, preferred stock or other securities. Marathon may issue warrants independently or together with other securities. Warrants issued with other securities may be attached to or separate from those other securities. If Marathon issues warrants, it will do so under one or more warrant agreements between Marathon and a warrant agent that we will name in the prospectus supplement.

        If Marathon offers any warrants, we will file the forms of warrant certificate and warrant agreement with the SEC, and you should read those documents for provisions that may be important to you.

        The prospectus supplement relating to any warrants being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  •
  the title of the warrants;

  •
  the aggregate number of warrants offered;

  •
  the designation, number and terms of the debt securities, common stock, preferred stock or other securities purchasable on exercise of the warrants, and procedures that may result in the adjustment of those numbers;

  •
  the exercise price of the warrants;

  •
  the dates or periods during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  •
  if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

  •
  any other terms of the warrants.

        Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

Modifications

        Marathon may amend the warrant agreements and the warrants without the consent of the holders of the warrants to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding warrants.

        Marathon may also modify or amend various other terms of the warrant agreements and the warrants with the consent of the holders of not less than a majority in number of the then outstanding unexercised warrants affected. Without the consent of the holders affected, however, no modification or amendment may:

  •
  shorten the period of time during which the warrants may be exercised; or

  •
  otherwise materially and adversely affect the exercise rights of the holders of the warrants.

Enforceability of Rights

        The warrant agent will act solely as Marathon's agent and will not assume any agency or trust obligation or relationship for or with any holder or beneficial owner of warrants. The warrant agent will not have any duty or responsibility if Marathon defaults under the warrant agreements or the warrant certificates. A warrant holder may, without the consent of the warrant agent, enforce by appropriate legal action on its own behalf the holder's right to exercise the holder's warrants.

Plan of Distribution

        We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers or (3) through agents. The prospectus supplement will set forth the following information:

  •
  the terms of the offering;

  •
  the names of any underwriters or agents;

  •
  the name or names of any managing underwriter or underwriters;

  •
  the purchase price of the securities from us;

  •
  the net proceeds we will receive from the sale of the securities;

  •
  the place and time of delivery of the securities;

  •
  any delayed delivery arrangements;

  •
  any underwriting discounts, commissions and other items constituting underwriters' compensation;

  •
  any initial public offering price;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any commissions paid to agents.

Sale Through Underwriters or Dealers

        If we use underwriters in the sale of the offered securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to several conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

        If we use underwriters in the sale of the offered securities, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase our securities until the distribution of the offered securities is completed. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the offered securities.

        In connection with an underwritten offering, the underwriters may make short sales of the offered securities and may purchase our securities on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. "Covered" short sales are made in an amount not greater than the over-allotment option we may grant to the underwriters in connection with the offering. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing our securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing our securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

        The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase our securities in the open market to reduce the selling group members' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members who sold those securities as part of the offering.

        In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases or those purchases could prevent or retard a decline in the price of the security. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

        Neither we nor the underwriters will make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the offered securities. In addition, neither we nor the underwriters will make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

        We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

        We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

        If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from various types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions the prospectus supplement describes. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

        We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

Legal Matters

        Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue an opinion about the legality of any securities we offer through this prospectus. Any underwriters will be advised about issues relating to any offering by their own legal counsel.

Experts

        The financial statements and the financial statement schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K of Marathon Oil Corporation for the year ended December 31, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

        Marathon files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any materials filed by Marathon, including materials it filed under its former name, USX Corporation, with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information Marathon files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about Marathon at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        This prospectus is part of a registration statement Marathon has filed with the SEC relating to the securities. This prospectus does not contain all the information the registration statement sets forth or includes in its exhibits and schedules, in accordance with the rules and regulations of the SEC, and we refer you to that omitted information. The statements this prospectus makes pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions, and we qualify them in their entirety by reference to those exhibits for complete statements of their provisions. The registration statement and its exhibits and schedules are available at the SEC's public reference room or through its Web site.

        The SEC allows us to "incorporate by reference" the information Marathon files with it, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that Marathon files with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below, and any future filings Marathon makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the offered securities are sold or after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement:

  •
  our annual report on Form 10-K for the year ended December 31, 2001;

  •
  our quarterly reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

  •
  our current reports on Form 8-K filed January 3, 2002 (as amended by a Form 8-K/A filed on January 16, 2002), February 27, 2002, March 4, 2002, May 29, 2002 and June 21, 2002;

  •
  the description of the common stock included in our Form 8 amendment to the registration statement on Form 8-B filed with the SEC on April 11, 1991; and

  •
  the description of the rights to purchase preferred stock included in our registration statement on Form 8-A filed with the SEC on September 28, 1999, as amended.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all the documents we incorporate by reference in this prospectus, other than any exhibit to any of those documents, unless we have specifically incorporated that exhibit by reference into the information this prospectus incorporates. You may request copies by writing or telephoning Marathon at the following address:

    Marathon Oil Corporation
    5555 San Felipe Road
    Houston, Texas 77056-2723
    Attention: Corporate Secretary
    Telephone: (713) 629-6600

        You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement or pricing supplement. We have not authorized any person (including any salesman or broker) to provide information other than that which this prospectus or any prospectus supplement or pricing supplement provides. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on its cover page or that any information in any document we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Accordingly, we urge you to review each document we subsequently file with the SEC and incorporate by reference as described above for updated information.

30,000,000 Shares of Common Stock

Marathon Oil Corporation

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Citigroup
Morgan Stanley

Senior Co-Managers

Banc of America Securities LLC
JPMorgan
Lehman Brothers

Junior Co-Managers

ABN AMRO Rothschild LLC
BNP PARIBAS
Deutsche Bank Securities
NatCity Investments Inc.
Petrie Parkman & Co.
Scotia Capital
SG Cowen
The Williams Capital Group, L.P.

March 25, 2004